Exhibit 96.1
Sasol Mining 20F Technical Report Summary: Sigma Mooikraal Colliery and Integrated Secunda Complex 30 June 2025 Contents

2 1. Executive summary ...............................................................................................................................3 2. Introduction............................................................................................................................................4 3. Property, Location and Mining Rights Description..................................................................................6 4. Accessibility, Climate, Local Resources, Infrastructure and Physiography.............................................8 5. History ...................................................................................................................................................9 6. Geological setting, mineralisation and deposits ...................................................................................10 7. Exploration ..........................................................................................................................................17 8. Sample preparation, analysis and security ..........................................................................................21 9. Data Verification ..................................................................................................................................22 10. Mineral Resource Estimates ................................................................................................................22 11. Mineral Reserve Estimates ..................................................................................................................29 12. Mining Methods ...................................................................................................................................32 13. Processing and Recovery Methods .....................................................................................................44 14. Infrastructure .......................................................................................................................................47 15. Market Studies.....................................................................................................................................52 16. Environmental Management, Closure, Decommissioning and Agreement with Local Groups..............53 17. Capital and Operating Costs.................................................................................................................62 18. Economic Analysis and Risk Factors ....................................................................................................64 19. Glossary ...............................................................................................................................................66 20. Consent of Qualified Person.................................................................................................................67 21. Reliance of information provided by the Registrant ...............................................................................68

3 1. Executive summary 229.601(b)(96)(iii)(B)(1) The Qualified Person (QP) of Sasol Mining (Pty) Limited (Sasol Mining) has prepared this Technical Report Summary (TRS) in order to declare the Mineral Resource and Reserve estimates for Sasol Mining, in respect of mining rights that it holds in Mpumalanga and the Free State Provinces of South Africa. The TRS has been prepared in accordance with the U.S. Securities and Exchange Commission’s (SEC) Regulation S-K 1300, with an effective date as at June 30, 2025. This TRS updates and replaces the TRS filed by Sasol Limited (Sasol) on August 31, 2022. The revisions to the TRS related to the operational changes summarized as follows: • Sasol Mining made the decision to cease washing and supplying coal to the export market. This change was implemented at the end of FY25 and aimed to convert the export plant into a destoning plant in order to improve the quality of the feed to Sasol Synfuels. • A techno-economic review of the Number 2 Seam at both Impumelelo and Shondoni Collieries was conducted during Q4 of FY25. This review concluded that both of these assets, previously declared as Probable Reserves should be reclassified as Indicated Resources. This change is primarily due to the cost of capital associated with accessing this coal, as well as the current coal quality requirements of Sasol Synfuels. This reclassification resulted in a decrease of 63Mt of Probable Reserves from the total recoverable reserves, leaving a total of 1015Mt, as at 31 March 2025. Sasol Mining has 5 operational collieries in Secunda, Mpumalanga and 1 in Sasolburg, Free State. The collieries are reported on a combined basis considering the integration and interchangeability of the coal produced to meet the requirements of the internal Sasol market. The collieries within the Secunda Complex are: • Shondoni Colliery; • Bosjesspruit Colliery; • Impumelelo Colliery; • Twistdraai Thubelisha Colliery; and • Syferfontein Colliery. In Sasolburg, we operate the Sigma Mooikraal Colliery. As of the end of FY25, all of the coal mined by Sasol Mining is utilised internally by Sasol Synfuels (Secunda) and by Sasol Natref (Sasolburg) The coal is extracted by means of underground bord-and-pillar and secondary extraction mining methods. The prospecting and mining rights are granted by the South African state (State) acting as custodian of South Africa’s mineral and petroleum resources in accordance with the provisions of the Mineral and Petroleum Resources Development Act (MPRDA), as amended. This report is intended to provide insights into all of Sasol’s resource and reserve areas as detailed in Sections 11 and 12. The total book value of the property and its associated plant and equipment for the fiscal year ended 30 June 2025 (FY25) was R25 billion.

4 Comments from QP The QP is of the opinion that the mine plan detailed in the TRS is achievable based on the assumptions and parameters utilised. Recommendations: Geology and Resources: It is recommended that the annual capital allocation for vertical and directional drilling be maintained in order to improve geological confidence, particularly along the primary panels to ensure optimal section deployment. It is recommended that the acquisition of underground directional drilling equipment be concluded in this financial year as this will provide enhanced geological information relative to the current rotary drills and improve predictability in the short to medium term. Processing: It is recommended that a monthly reconciliation be conducted on the product from the new destoning plant to validate the assumptions made with regard to yield and coal quality. Economic Analysis: It is recommended that the various factors and assumptions utilised to determine the financial viability of the various operations be reviewed on a regular basis to ensure their integrity. These include R/ton cost and sales prices, permitting requirements, governmental regulations and availability of skilled personnel. 2. Introduction Section 229.601(b)(96)(iii)(2)(i-v) The TRS was prepared for Sasol Mining. The TRS has been prepared in accordance with the SEC’s Regulation S-K 1300. The purpose of this TRS is to provide open and transparent disclosure of all material, exploration activities, Mineral Resource and Mineral Reserve information. In preparing this report the QP may have, when necessary, relied on information and inputs from others – as such, the table below lists the Subject Matter Experts (SME’s) who provided the relevant information and inputs to the QP to include in this report. The registrant confirms it has obtained the written consent of each SME on the use of the person’s name, or any quotation from, or summarization of, the TRS in the relevant registration statement or report, and to the filing of the TRS as an exhibit to the registration statement or report. The written consent only pertains to the section(s) of the TRS prepared by each SME. The written consent has been filed together with the Technical Report Summary exhibit and will be retained, as Sasol Mining relies on the QP’s information and supporting documentation for its current estimates regarding Mineral Resources or Reserves. All the contributors to the document are employed by Sasol in a permanent capacity.

Qualified Persons	Position	Sections
Viren Deonarain	Head Geology/QP	Mineral Resource and Reserve Estimates
Paul Cronje	Senior Manager Rights & Properties Mining	Property Description & Mining Rights
Garth Truter	Senior Manager Mine Planning	Mining methods & Reserve Estimates
Welile Kheswa	Senior Manager Export Plant	Processing Plant – Export
Almon Mshiywa	Senior Manager Sasol Coal Supply	Processing Plant – SCS
Veli Sibiya	VP Technical services	Infrastructure
Nasir Hassan	Senior Manager Marketing	Market Studies – Export
Gail Nussey Vos	Senior Manager SHE Environment	Environmental Manager
Jacques du Plessis	Senior Manager Mine Closure	Mine Closure
King Nkambule	Manager Mining SLP & Mineral Charter	Agreement with Local Groups
Johan Steyn	Senior Manager SHE Rock Engineering	Rock Engineering
Diederik de Swardt	Senior Manager Mining Strategies	Processing Plants - Destoning
Arthur Nkosi	VP Finance Mining (acting)	Capital, Operating cost and Economic Analysis
Nzama Baloyi	VP Safety, Health & Environmental	Risk Factors

The reserves and resources modelling process and geological models were audited by an independent consultancy, WSP Golder, in August 2022. The audit verified that the geological models and reserves and resources estimates were a fair reflection of the data on which they were based and conformed to internationally accepted reporting standards.

The latest coal resource/reserve estimations were determined by following the same process.

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6 Internal controls used in the exploration and mineral reserve estimation consists of the following: • The annual Resources and Reserves document that is used as input into the TRS is compiled for submission to the Sasol Mining board of directors (the Board). Before submission the Vice President Integration and Mine Deployment performs a reasonableness review to ensure the detailed process was followed. This process includes a mass balance reconciliation. • Those involved in the Reserves and Resources estimation process are sufficiently qualified. The Head of Coal Geology signing off on the process is classified as a Competent Person as defined by the South African Council for Natural and Scientific Professionals (SACNASP) and is registered under Registration Number: 400083/05. 3. Property, Location and Mining Rights Description Section 229.601(b)(96)(iii)(B)(3)(i-vii) Sasol Mining is the holder of various prospecting and mining rights for coal in Mpumalanga and one mining right in the Free State. These prospecting and mining rights are granted by the State of South Africa acting as custodian of South Africa’s mineral and petroleum resources in accordance with the provisions of the MPRDA. In respect of the Secunda mining complex situated in Mpumalanga, Sasol Mining holds three mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton Magisterial Districts with Department of Mineral and Petroleum Resources (DMPR) reference numbers MP 30/5/1/2/2/138 MR, MP 30/5/1/2/2/10096 MR and MP 30/5/1/2/2/10125 MR. The current mining rights are valid for periods of between 12 and 15 years and may be renewed by the DMPR for further periods, each of which may not exceed 30 years at a time allowing Sasol Mining to provide a continuous and steady coal supply to Sasol’s Secunda Operations (SO), which beneficiates the coal into higher value and in most cases, more profitable end line products. Sasol Mining’s main underground coal mining facilities are located at the Secunda, Mpumalanga Mining Complex, which consists of underground collieries (Bosjesspruit; Impumelelo; Shondoni; Syferfontein; and Twistdraai Thubelisha) and the Mooikraal colliery near Sasolburg in the Free State Province. Sasol Mining used to hold old order mining rights in respect of its Sasolburg operations (referred to herein as the Sigma defunct area), but a decision was taken not to apply for conversion of the rights. As a result an application for mine closure was lodged in relation to the Sigma defunct area on 30 October 2009 and is being assessed by the DMPR.

KRIEL TOWN
ALEXANDER BLOCK
SYFERFONTEIN COLLIERY
KINROSS TOWN
SECUNDA TOWN
THUBELISHA SHAFT
EVANDER TOWN
SHONDONI COLLIERY
BETHAL TOWN
IMPUMELELO COLLIERY
TWISTDRAAI COLLIERY
BOSJESSPRUIT COLLIERY
GREYLINGSTAD
BRANDSPRUIT COLLIERY
CHARL CILLIERS TOWN
VAL
BLOCK 3 SOUTH
BLOCK 2 SOUTH

Figure 1a) Plan showing location of Secunda reserves and reserve area surrounding towns


SIGMA : MOOIKRAAL COLLIERY
INSET - LOCALITY PLAN

Figure 1b) Plan showing Sigma Complex: Mooikraal inset indicating position of mine in relation to Sasolburg and surroundings

The bulk of Sasol's mining rights reside in 138 MR, which was converted from old order mineral rights to new order mining rights granted under the previous mineral law's dispensation. The 138 MR has since been amended to include various prospecting and mining right areas which were either applied for and granted by the DMPR or acquired from third parties and ceded to Sasol Mining. The 10096 MR mining right which Sasol Mining refers to as its Block IV mining right was granted in 2017 and the 10125 MR mining right, referred to as the Alexander mining area, was granted by the DMPR in 2018 and ceded to Sasol Mining during the same year.

Coal mining activities at the Mooikraal Colliery in the Free State province near the town of Sasolburg are conducted by virtue of Sasol Mining holding a mining right with DMPR reference number FS 30/5/1/2/1/221 MR, which is valid for 30 years and may be renewed by the DMPR for further periods each of which may not exceed 30 years. The Mooikraal mining right was converted to a new order mining right under the MPRDA and has since been amended to incorporate an existing adjacent mining right of Sasol Mining and areas held under prospecting rights. The coal is used for electricity and steam generation at our Sasolburg Operations. Steam is a major component which is required in the production of Sasol's chemical products as well as the refining of oil.

With regard to surface rights, as at 30 June 2025 Sasol Mining owns 100 farm properties in Mpumalanga, measuring 10 460 hectares (ha). One property measuring 35.6 hectares (ha) was sold and the registration is in the process of being finalised. In the Free State, Sasol Mining owns 34 farm properties measuring 1 107 hectares (ha) and 11 farm properties in the Limpopo Province, measuring 7192 ha.

The majority of farmland in Mpumalanga where the bulk of Sasol Mining's operations are located is leased to commercial farmers for agricultural purposes.

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8 Sasol Mining has acquired various types of servitudes over privately owned land for mining-related purposes; these include underground mining, pipelines, powerlines, overland conveyor systems, building restrictions, shafts, railways and access roads. Portions of farmland are leased by Sasol Mining for periods of less than ten years for directional drilling activities and in respect of rescue, utility or longer-term water monitoring boreholes. Should the lease period exceed ten years, a servitude is acquired and registered in favour of Sasol Mining against the title deed of the property. 4. Accessibility, Climate, Local Resources, Infrastructure and Physiography Section 229.601(b)(iii)(B)(4)(i-iv) Mining across all of Sasol’s operations in Secunda and Sasolburg are conducted throughout the year. The Secunda area is well served by national, provincial, district and farm roads. The N17 highway connects Secunda to Johannesburg to the west. A railway line emanating from Springs in the west, connects Secunda with Ermelo in the east, ultimately terminating in Richards Bay on the coast. Except for outcrops of Witwatersrand quartzite and Ventersdorp lava, the Ecca Group sediments occur in a fairly ubiquitous manner with occasional dolerite intrusions. Elevations range between 1500 and 1700 meters above mean-sea-level. The Secunda complex is intersected by a number of perennial rivers including Waterval River, Piekespruit, Klipspruit and De Beersspruit. Although the major streams consist of definite channels, the tributaries often consist of broad wetlands without any channels. The larger streams are perennial, but water levels are low, and flow is slow during winter. There are a substantial number of farm dams in the area, but few pans are present. Analysis of the temperatures indicates that the monthly temperature maximum varies between 22°C to 32°C, and the minimum between -1°C to 11°C. Mean annual rain fall is approximately 700 mm, falling almost entirely during the summer season of October to April. Light snowfalls occur infrequently during winter months. The area is located within the grassland biome of South Africa. The grassland biome is one of the most threatened biomes in South Africa, due to agricultural and mining activities and 60-80% has already been irreversibly transformed, while only 2% is formally conserved. The Highveld coalfield area is highly cultivated because of the relatively flat topography and good rainfall. Farming is mixed, with crops, cattle, sheep and chicken farming forming the main activities and the main crops being maize, soya and wheat. Our Free State operations are located in Sasolburg, which is situated on the central plateau of South Africa, characterized by a relatively flat landscape with some gentle undulations. The coal formations form part of the Ecca group, with dolerites occurring towards the top of the deposit, with minimal intrusions into the coal seam. The Vredefort impact crater to the west of Sasolburg has an impact on the structure of the coal seams, resulting in severe dips and faults. Sasolburg is easily accessed via the R57 which connects the N1 highway to Johannesburg. The area lies at an altitude ranging between 1400 and 1500 metres above sea level. The Vaal River borders the area to the North and East, with several minor tributaries also occurring. This area typically receives between 600 and 700 mm of rainfall during the summer months from October to March. The temperature ranges from hot summers (>30°C) to cold winters (4°C), occasionally dropping to below freezing.

9 The area falls within the grassland biome, which is characterized as the second most bio-diverse biome in South Africa. The vegetation is typically grassland with occasional tree cover and the area is mostly used for maize and cattle farming. All the mines, both in Secunda and Sasolburg, are supplied with 132KV electrical power from the national power producer, Eskom, via a network of overhead lines. Each mine has a dual feed system to ensure continuous power supply should a power failure occur on one of the supply feeds. Each mine has an electrical consumer substation where the Eskom power supply is fed into and distributed into each mine’s internal 11 KV power reticulation network. Each of the mines and surface plants is supplied with potable water from Rand Water via the site specific municipality. The potable water is supplied via a network of pipelines and delivered into reservoirs from where water is distributed to the different operations for human consumption, ablution facilities and laundry facilities for washing of personnel protective clothing. Sasol Mining also supplies potable water to some of the farmers via a network of pipelines, in cases where borehole yields were impacted by mining operations. Mine affected water is supplied from underground mined out storage compartments to the Quarry dam (Brandspruit and Bosjesspruit mines) and is used at SCS East and West plants for dust suppression, cleaning and firefighting activities. The future plan is to decommission the Quarry dam and obtain supply from the Brandspruit underground mined out storage compartments. Water affected by the mining and associated surface infrastructure is pumped and stored in mined out storage compartments and some of it is also recycled to surface water dams as feed to the continuous mining operations underground. To ensure consistent daily running of operations, Sasol Mining employs 8 407 permanent employees, mostly originating from the surrounding communities. Our mining operations are supported by a comprehensive fleet, featuring 45 Joy continuous miners (CM’s), 6 JA Engineering CM’s, and 14 Sandvik CM’s. This core machinery is reinforced by approximately 172 shuttle cars, 98 feeders, 158 load haul dumps, and 183 tractors, alongside a range of auxiliary equipment such as light delivery vehicles, graders, drills, trucks, fans, winders, and substations. To drive efficiency and manage costs, we rigorously track performance metrics including downtime per shift and maintenance expenditure per machine. These machines are sourced through a combination of international suppliers, local suppliers, and in-house manufacturing, ensuring both supply chain resilience and alignment with our technical standards. Sasol Mining has numerous suppliers within a 200km radius that supply equipment and spare parts, as well as services, to Sasol Mining. Most of these suppliers also service the coal mining sector and general industry at large 5. History Section 229.601(b)(iii)(B)(5)(i-ii) Sasol Mining has been in operation since 1952, when mining started in the Free State and has operated the business from the commencement of operations, and as such there have been no previous owners or operators. There are also no exploration targets. As the existing operations have been in existence for a number of years, feasibility studies are not relevant.

6. Geological setting, mineralisation and deposits

Section 229.601(b)(iii)(B)(6)(i-iii)

Generalised stratigraphy of the Secunda reserve area

The stratigraphy of the area comprises thick dolerite sills that form the topography, and overlay six coal seams, which occur in the Vryheid Formation of the Karoo Supergroup. The coal seams are numbered from the oldest to the youngest, from the bottom up. The principal coal horizon, the Number 4 Lower Coal Seam, provides approximately 95,60% as of 31 March 2025 (2024 —90,29%) of the total proved and probable reserves. The Number 2 Coal Seam at Shondoni Colliery and Impumelelo Colliery has been included in our resource base. Numerous thinner dolerites cross- cut the coal seams. The generalized stratigraphy from surface to basement is as follows:



SECUNDA COMPLEX DETAILED STRATIGRAPHIC COLUMN
0
100
200
300
Overburden
Number 4 Dolerite Sill
Number 5 Coal Seam
Number 4 Upper Coal Seam
Number 4 Lower Coal Seam
Number 8 Dolerite Sill
Number 10 Dolerite Sill
Number 2 Coal Seam
Vryheid Formation (Ecca Group)
Pietermaritzburg Formation
Dwyka Group
Dwyka Tillite
Pre-Karoo Basement
Overburden
Grit
Sandstone
Siltstone
Shale
Mudstone
Coal
Dwyka Tillite
Pre-Karoo Basement
Dolerite Sills
LEGEND

Overburden

Thick packages of alternating siltstone and sandstone layers form the interburden between the thick dolerites and the Number 5 Coal Seam. The interburden between the Number 5 Coal Seam (where present) and Number 4 Upper Coal Seam comprises alternating layers of siltstone and sandstone with minor coal bands. Grading ranges from flaser to wavy to lenticular bedding and vice versa. Massive beds of sandstone occur in some areas. The sandstones and siltstones are typically massive to laminated respectively, with minor bioturbation.

The depth to the base of the Number 4 Lower Coal Seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. The average depth to the roof of the Number 2 Coal Seam is 150 m.

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11 Seam Thickness The Number 5 Coal Seam is thin and discontinuous in the area. The Number 4 Upper Coal Seam can be found approximately 120 m - 170 m below surface. It is a continuous seam however, too thin to be mined with current machinery. The Number 4 Lower Coal Seam has a weighted average thickness of 3,7 m. In general, the Number 4 Lower Coal Seam is thinner to the south and thicker than average to the west adjacent to the pre-Karoo basement highs. It has a roof comprising gritstone with thin siltstone bands. The floor comprises predominantly micaceous material (sandstone or siltstone). The Number 3 Coal Seam is sporadic. The Number 2 Coal Seam occurs approximately 30 m – 40 m below the Number 4 Lower Coal Seam. It is of lower quality than the Number 4 Lower Coal Seam however, it is still mineable. The roof of the Number 2 Coal Seam is comprised dominantly of siltstones. The Number 1 Coal Seam is sporadic. Seam Qualities The Number 4 Lower Coal Seam is a bituminous hard coal characterised by the following: The inherent ash content (air dried basis) of the Number 4 Lower Coal Seam is an average of 27,73%. The volatile matter content is tightly clustered around a mean of 22,66% (air dried). The total Sulphur content (air dried), which primarily consists of mineral Sulphur in the form of pyrite and minor amounts of organic Sulphur, averages 1,03% of the total mass of the coal seam. Pre- Karoo lithology Pre-Karoo basement rocks comprise predominantly lavas, schist and shale. Dolerite Sills There are six dolerite sills that can be distinguished in the Secunda area. Number 4 Dolerite Sill (DO4) The DO4 typically forms the topography in the area. It weathers rapidly to form serpentinite when exposed and is highly jointed. The joints may be filled with calcite. It is dark green-grey in colour and weathers to a dark, mossy, green. It forms thick intersections with the coal seams in the north of Impumelelo and causes the entire seam to devolatilize, rendering it useless for mining. It attains a maximum thickness of 99 m and an average thickness of 19 m in the Secunda reserve area. Number 6 Dolerite Sill (DO6) The DO6 also forms the topography, typically within the Impumelelo reserve area. The DO6 is a more competent dolerite when compared to the DO4 as it is less susceptible to weathering and does not display the same frequency of jointing. It has a blue-grey appearance and is characterized by having asteriated porphyries. It attains a maximum thickness of up to 75 m, however, it does not intersect the coal seam in the Secunda area. Number 8 Dolerite Sill (DO8) The DO8 commonly occurs across the Secunda reserve area. There are numerous intersections of the DO8 with the Number 4 Lower Coal Seam, with the Shondoni reserve area being most affected. When exposed, it does not weather as intensely as the DO4 and is not as highly jointed. It has a green to grey-green appearance and is characterised by having elongated or needle porphyries. The thickness of the DO8 sill is on average 6 m, however, in some areas the sill is approximately 100 m thick. The DO8 sill is associated with extensive devolatilization of the coal seams.

12 Number 10 Dolerite Sill (DO10) The DO10 appears very similar to the DO6, having the same colour and porphyries. However, it is thin (up to 10 m thick) and occurs primarily towards the basement rocks. This intrusion typically intersects the coal seams in the Impumelelo reserve area. The DO10 is associated with devolatilisation of the coal seam. Number 12 Dolerite Sill (DO12) The DO12 appears very similar to the DO8, having the same colour and porphyries. However, it is thin (up to 10 m thick) and occurs primarily in the proximity of the Number 4 Lower Coal seam. The DO12 is most often described as occurring in the Syferfontein, Thubelisha and Shondoni reserve areas. Number 7 Dolerite Sill (DO7) The DO7 typically is found in the Shondoni reserve area. It appears very similar in colour and texture to the DO4. The DO7, however occurs close to and below the Number 4 Lower Coal Seam. It therefore does not exhibit the same proclivity to weathering as the DO4 based on where it is situated. It is dark green-grey in colour. It forms thick intersections with the coal seams in the Shondoni reserve area. It attains a maximum thickness of 25 m and an average thickness of 5 m. Dolerite Dykes The dolerite dykes in the area have been identified using aeromagnetic data and extrapolations from horizonal / directional drill data. The major dykes are predicted to cut across the area from west to east. The most prominent dykes in the reserve area are known as the Syferfontein dyke and Impumelelo dyke, which have a maximum thickness of 10 m. Structures Predominantly the faulting which is observed in the Number 4 Lower Coal seam is associated with minor displacements. The largest observed displacement is a maximum of 25 m in the mined-out portion of the Shondoni reserve area. Paleo-highs and lows result in undulations within the coal seam, with associated small-scale faulting and joints.

13 Geological structures – Secunda Geological structures across Secunda area showing intersections of dolerites sills, dykes and faults with the Number 4 Lower Coal seam. North-south cross section showing stratigraphy of the Secunda area. Number 4 and Number 6 dolerite sills form the topography whilst the Number 8 and Number 10 dolerite sills intersect and impact the coal seams. The Number 4 and Number 2 Coal seam are prominent in this example.

General Stratigraphy of the Sigma: Mooikraal Reserve Area

BLOCK 13 GEOLOGICAL STRATIGRAPHIC PROFILE				
DEPTH (m)	THICK (Ave.)	LITHOLOGY	STRATIG RAPHY	REMARKS
0-30	(0 – 30) 10	OVERBURDEN	OVB	Highly weathered. Clay and sand
0-30	(0-110) 25	B4 DOLERITE	DO4	Coarse crystalline, horizontal and vertical fractures and serpentinized.
0 - 100	(0 – 70) 25	B5 DOLERITE	DO5	Medium to coarse crystalline, horizontal and vertical fractures and serpentinized.
70-110	(0-30) 15	SANDSTONE	Aquifer	Fine to medium grained, feldspathic. Potential aquifer.
70 -150	(5–20) 15	SILTSTONE		Laminated, micaceous, glauconitic and sandy in places.
70 - 150	2.5	SANDSTONE		Grit pebbles with siltstone bands.
70 –150	(0.10)	SANDSTONE/COAL	No. 4Seam	
70 - 150	2.5	SANDSTONE		Grit pebbles with siltstone bands.
80 -150	(5–20) 15	MUDSTONE	Mudstone marker	Calcareous lamina, with siderite lenses, weathers quickly
90-160	(5)	COAL, MUDSTONE & COAL SHALE	No. 3 Coal Horizon	Contains inorganic partings. Divided into secondary coal seams
100-190	(14)	SILTSTONE, SANDSTONE		Poorly sorted with worm burrows
100-207	(6)	TILLITE	Dwyka	Poorly sorted
		Dolomite, Lava, Quartzite, Shale, Granite	Pre-Karoo	Brecciate, poorly sorted. Aquifer

Data obtained from prospecting activities confirm that the stratigraphic succession in the Northern Free State is comparable in general to that of the Karoo Supergroup, except for the absence of the Pietermaritzburg Formation in this region.

The Sigma-Mooikraal reserve area forms part of the Koppies Coal field, which constitutes a portion of the larger Vereeniging-Sasolburg Coal field. The reserve block is located 20 km south-west of Sasolburg, with Parys to the west and Heilbron to the south-east. The coal deposit is at the northern periphery of the Karoo basin, and occurs within a well-defined, north- south orientated fluvial depositional environment. The Sigma-Mooikraal Colliery is actively mining within the Number 3 Coal Seam.

Overburden

The Vryheid Formation consists predominantly of sandstone with an intercalated siltstone zone, minor coal and mudstone horizons. Inorganic marker horizons, which include the Vertical Worm Tube Marker, the Mudstone Marker and the Glauconite Siltstone Marker are identified within the sedimentary strata. The depth to the base of the Number 3 Coal Seam ranges from 59 m to 210 m with an average depth of 127 m below the surface topography.

Seam Thickness

The Number 3 Coal Seam is the only seam which is developed in the Sigma-Mooikraal reserve area. A relatively thick coal horizon occurs as a part of the succession of sedimentary rocks belonging to the Vryheid Formation of the Ecca Group. The thickness of this formation varies according to the topographical irregularities which may occur along the Dwyka-Ecca contact. The presence of inorganic layers or lenses results in the subdivision of the coal into secondary and tertiary seams. The average thickness of the coal seam is 4 m.

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15 Seam roof conditions The immediate roof of the Number 3 Coal Seam comprises of a mudstone horizon. This mudstone contains distinct lenses of siderite and is therefore identified as the Mudstone Marker (MM). Seam floor conditions The floor of the Number 3 Coal seam comprises mudstones and siltstones. In some instances, the Number 3 Coal seam occurs directly on the Dwyka horizon. Dolerite Sills Number 4 and 5 Dolerite Sill (DO4, DO5) Two dolerite sills occur in the Sigma-Mooikraal reserve area. The DO4 and DO5 are thick sills which lie above the coal seam and generally follow the palaeotopography. The thickness of the Number 5 Dolerite sill increases towards the south of the block. The sills do not intersect the coal seam within the reserve boundary of Mooikraal. The dolerite sills typically occur at the same horizon above the coal seam across a large portion of the reserve area. The sills dip toward the south and begin lying lower in the stratigraphy toward the south of the reserve area. As a result, major devolatilisation of the coal seam is evident in this area. There are areas where the sills have affected only the upper portion of the coal seam and the lower portion is largely unaffected. Dolerite stringers have been intersected during the mining activities at Sigma-Mooikraal and are believed to be off-shoots from the overlying dolerite sills. The stringers mapped as they occur underground, do not appear to have a specific orientation and are of variable thickness. Geological structures Displacement of the coal seam can be expected along the fault zones and on the contact areas of different pre-Karoo lithologies. The coal seam at Sigma-Mooikraal was deposited in an undulating depositional environment, the structure of which was influenced by the Vredefort impact structure. The palaeo-valleys and –highs created on the pre-Karoo strata were smoothed out by the glaciers, which deposited the Dwyka formation. Pre- Karoo lithology An interpretation of the outcrop and sub-outcrop of the pre-Karoo rocks reveal a complex folded environment caused by the deformation of the Vredefort impact structure. Pre-Karoo faults and joint systems are generally found radiating from the impact point, as well as on some contact areas between different lithological types due to different characteristics of strata competencies. Within the Sigma-Mooikraal reserve area the pre-Karoo lithology is predominantly lavas and quartzite, with minor occurrences of shale.

16 Mine Layout- Mooikraal Mine layout of Mooikraal Colliery.

17 West- east cross section across Sigma: Mooikraal reserve area illustrating the occurrence of the thick overlying dolerite sills and the Number 3 Coal seam. 7. Exploration Section 229.601(b)(96)(iii)(B)(7)(i-vi) Sasol Mining’s Geology Department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Coalfield is structurally complex when compared to the other coalfields in South Africa where mining activities take place. As a result, Sasol Mining bases its geological modelling on ample and varied geological information. This approach is preferred in order to achieve a high level of confidence and support to the production environment. Core Recovery Exploration Drilling This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Depths of the boreholes drilled vary, depending on the depth to the pre-Karoo basement, from 160 m to 380 m. The major applications of this technique are to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated devolatilization and displacement of coal reserves. This information is used to compile geological models and forms the basis of the geological interpretation.

18 Borehole distribution Borehole distribution across reserve areas in the Secunda Area

19 Borehole distribution across reserve areas in the Mooikraal Area

COMPANY	DRILL TYPE	NUMBER OF DRILL HOLES
Sasol	ANGLED DIAMOND	199
	ANGLED PERCUSSION	8
	VERTICAL DIAMOND	12 801
	VERTICAL PERCUSSION	225
External - TOTAL	VERTICAL DIAMOND	200
External - GOLD BOREHOLES	VERTICAL DIAMOND	361
External - BECSA	VERTICAL DIAMOND	554
External - SOUTH32	VERTICAL DIAMOND	423
External - ANGLO AMERICAN	VERTICAL DIAMOND	4 580
External - GEMECS	VERTICAL DIAMOND	4

Directional drilling

Directional drilling from surface to in-seam has been successfully applied for several years at Sasol Mining. An area with a radius of approximately 1,4 km of coal deposit can be covered by this method from one drill site. The main objective of this approach is to locate dolerite dykes, transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

Geophysical wireline surveys of directional boreholes

Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This results in the availability of detailed information leading to increased confidence on the surface directional drilling results.

Horizontal drilling

This technique is applied to operational underground mines in the Secunda area and supplies short term (minimum three months) exploration coverage per mining section. The main objective is to locate dolerite dykes and transgressive sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined-out area. Core of intersected dolerite or roof/floor material is recovered if required. Boreholes drilled by this method can reach up to 1 km, although the average length is usually 800 m in undisturbed coal.

Aeromagnetic surveys

Many exploration areas are usually aero magnetically surveyed before the focused exploration is initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large scale fault zones.

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21 Comments from QP: Sasol has conducted extensive vertical, horizontal and surface directional drilling across its properties. This drilling, in conjunction with geophysical exploration as well as a history of mining spanning many decades, ensures a detailed understanding of the deposits. The QP is of the opinion that the current exploration programs are adequate to support future operations and the estimates of coal resources and reserves. 8. Sample preparation, analysis and security Section 229.601(b)(96)(iii)(B)(8)(i-v) Coal is sampled from core recovered through the process of vertical diamond drilling. Prior to geological logging and sampling, the coal is split using a hammer and chisel to expose a fresh surface of coal to be examined and described. Descriptions or log entries within the coal seams are restricted to 50 cm intervals to ensure that all relevant detail is captured. For coal drilled in the TNW (60,5mm) core diameter, a minimum of 60 cm of coal is sampled. A minimum length of 1 m is sampled for coal drilled in NQ (47,6mm) core diameter. The use of a minimum sample length is to ensure enough sample is available for the necessary analyses to be conducted. Provided the minimum length per core diameter is maintained, samples are divided based on observed changes in the coal lithotype or the presence of an in-seam parting layer. Samples are labelled from the bottom of the seam, upwards. The sample identification must include the identification of the drill hole, the name of the coal seam and the label/identifier of the sample, e.g. S542312-C4L-A. Two identification tags are created per sample, with one being placed within the sample bag and the other secured to the outside of the sample bag. This ensures that the sample can still be correctly identified should the outer tag be misplaced or damaged. Sample details are included in the geological log and stored in the acQuire database. The associated sample identifications are generated within the database from the geological log. A sample dispatch report, listing all the samples per drill hole and the analyses requested per sample is created within the geological database. As a result of this process, the dispatch report is only generated once a signed off verified geological log has been imported into the database. Personnel from the laboratory pick up batches of samples on a weekly basis. It is standard that coal samples be sent to the laboratory within a week of sampling to reduce the impact on the qualities as a result of the samples being exposed to ambient conditions for extended periods of time. Samples are checked against the dispatch report to verify the number of samples per drill hole. The dispatch report is signed by the person who receives the samples at the laboratory. Signed dispatch reports are attached with the invoice and sent to Sasol once the analyses are complete and payment is due. Sasol uses the SABS laboratory based in Secunda to conduct the analyses on the coal samples derived from the core recovery exploration drilling. The SABS laboratories are accredited by the South African National Accreditation System (SANAS). A typical suite of analyses conducted on the mineable coal seam includes washability with proximate analysis, ultimate analysis, calorific value determination, relative density determination and total Sulphur. Based on the current density of information and need, other analyses may be requested. The analytical results are received by the referring geologist and the Geology Information Management department (IM Department). The IM Department verifies that the results are aligned with the initial analytical request. Validations within the acQuire database include comparing the quality data with existing data within a pre-determined radius of the new drill hole. Results which are found to deviate 5% from the mean are flagged and queried. The geologist responsible for the drill hole further

22 evaluates the results in comparison to the log description, after which the geologist is required to sign off the qualities as verified. Once the responsible geologist has signed off the qualities, the supervising geologist is additionally required to verify the qualities and sign off. Comments from QP The drill core sampling program adopted by Sasol is suitable for the multi-seam deposits encountered in the resource area. All drilling in coal seams is required to have a core recovery rate of 100%, ensuring accuracy with regard to both coal thickness and quality. It is the opinion of the QP that the procedures in place that are adequate for sample preparation, security and analytical testing 9. Data Verification Section 229.601(b)(96)(iii)(B)(9)(i-iii) The QP conducted a comprehensive review of the geological models, raw data and modelling procedures. No material errors were found. The QP evaluated and verified all assumptions, losses and related information as part of the annual update and Coal Resource estimate. Various checks were conducted on the model input data with no material aspects were identified that could have a material impact on the estimated Coal Resource. All assumptions and loss factors applied were found to be appropriate. Additionally, the reserves and resources modelling process and geological models were audited by an independent consultancy, WSP Golder, in August 2022. The audit verified that the geological models and reserves and resources estimates were a fair reflection of the data on which they were based and conformed to internationally accepted reporting standards. The latest coal resource/reserve estimations were determined by following the same process. Comments from QP It is the opinion of the QP that the borehole and sample database is accurate and reliable for the purposes of resource and reserve estimation. 10.Mineral Resource Estimates Section 229.601(b)(96)(iii)(B)(11)(i-vii) Key Assumptions, Methods and Geology Models The estimation of the resources, prior to conversion to reserves, at a specific point of reference is disclosed as being “in-situ”, which in geology terms means “minerals found in their original location, undisturbed by external forces”. Geological models are created using the Geovia Minex. Minex is a modelling software that is specialised for the modelling of stratified deposits such as coal. The Geovia Minex V6.5.5 has been used for the annual model update since 2023.

A geological model is generated/updated annually by the responsible geologists at each colliery. The model process initiates with an alignment on the modelling assumptions to be applied. Key stakeholders including the Business Planning Managers, Planners, Senior Engineering Managers and Rock Engineers are consulted. The responsible geologist and indicated stakeholders sign off on the assumptions on which the geological model is to be built.

<table>
<tr><th>Reserve Area</th><th>Key model assumption</th><th>Total number of drill holes</th></tr>
<tr><td>Shondoni Colliery, Number 4 Coal Seam</td><td>Full seam</td><td rowspan="2">3 128</td></tr>
<tr><td>Shondoni Colliery, Number 2 Coal Seam</td><td>Full seam</td></tr>
<tr><td>Bosjesspruit Colliery</td><td>Full seam</td><td>3 084</td></tr>
<tr><td>Syferfontein Colliery</td><td>Mining selection based on rock engineering recommendations pertaining to laminated roof, shallow mining depths and requirement of coal beam</td><td>3 846</td></tr>
<tr><td>Alexander Block</td><td>Mining selection based on rock engineering recommendations pertaining to laminated roof, shallow mining depths and requirement of coal beam</td><td>3 866</td></tr>
<tr><td>Twistdraai Thubelisha Colliery</td><td>Mining selection is made in areas where the in-seam parting layer > 80 cm thick or seam >5.5m</td><td>2 522</td></tr>
<tr><td>Impumelelo Colliery, Number 4 Coal Seam</td><td>Mining height is restricted to a maximum of 4.5m. Selection (C4M) is made from floor up, where coal seam exceeds 4.5 m, the upper portion of coal (C4T) is excluded from the mining selection.</td><td rowspan="2">1 412</td></tr>
<tr><td>Impumelelo Colliery, Number 2 Coal Seam</td><td>Mining height is restricted to a maximum of 4.5m. Selection (C4M) is made from floor up, where coal seam exceeds 4.5 m, the upper portion of coal (C4T) is excluded from the mining selection.</td></tr>
<tr><td>Block 2 South, Number 4 Coal Seam</td><td>Full seam</td><td rowspan="2">576</td></tr>
<tr><td>Block 2 South, Number 2 Coal Seam</td><td>Full seam</td></tr>
</table>

Geological models are created within model boundaries which include drill hole data located at least 200m outside of the mine boundaries. All drill hole data within the model boundary is interrogated and evaluated.

The topography is gridded first, followed by the structure grids (coal seam roof, floor and thickness) and then the quality grids. Drill hole data that has been found to be inaccurate by comparison to other sources of surface elevation information, is typically excluded from the topography grid. These data points will be excluded for structure and quality gridding as well. Drill hole data which indicates that the coal seam thickness and / or qualities may have been influenced or affected by geological structures such as faults and dolerite intrusions is also excluded from the gridding process. All occurrences where geological structures have intersected/affected the mineable coal seam are interpreted and indicated on a plan which is used during the mine planning and scheduling processes.

23

24 The geological models per reserve area are meticulously reviewed by the QP as part of the annual update process. Once the model is approved by the QP, the geological model is shared with the Planning Department to be imported into the scheduling software, UGCS. Upon import, the planners and geologists have scheduled discussions to ensure that the geological grid data that has been imported is accurate and represents the latest update. Gross in-situ resource estimations per reserve area are determined based on the impact of the following factors on each reserve base: • Devolatilised tonnes: Coal in areas and zones, where devolatilised coal is present and cannot be extracted safely through conventional mining methods (Bord and pillar). • Seam Thickness constraints in Situ: coal in areas that will not be mined because the coal seam is thinner than the minimum mining height in line with the equipment strategy. • Coal Quality constraints in Situ: coal in areas that will not be mined because the coal quality parameters are not met. • Uneconomic Coal Resource in Situ: coal in areas that will not be mined because it is deemed uneconomical to extract. Examples include cost to access the coal (isolated), low production rate, surface restrictions, etc. Uneconomic coal must be officially written off and must be supported by a business case and other supporting work e.g. Rock Engineering recommendations. • High Risk Coal Resource in Situ: coal in areas that will not be mined because it is deemed unsafe to extract. Reasons may include high methane content or release rate and unstable roof. • Geological discounts are factors applied to the Gross in Situ Tonnage to take into account unobserved geological features. This is determined by the mine geologist and agreed upon by the QP based on their experience, certainty and confidence regarding geological structures. Where there is no prior mining experience, geological discounts are high. Similarly, as one gains more geological data, the discount percentages are adjusted accordingly. Resources are classified as measured on the following basis: • Established continuity and mine ability of the coal seam. There are more than 18 000 boreholes across the Secunda reserve area. • SAMREC guidelines on borehole spacing – majority of the reserve areas have drill holes spaced closer than 350 m. Estimate of Mineral Resources & Cut-Off Grades As part of the determination of the resources, prior to conversion to reserves, a minimum mining height of 1,8m, in conjunction with a maximum ash value of 40% Air Dried (AD) was applied. Areas with a Dry Ash Free Volatile (DAFV) of less than 28%, were classified as devolatilised and excluded from the resource estimate. The cut-off grade of 40% (AD) ash was determined based on the fact that coal with an ash content exceeding 40%, tends to have more inorganic material which due to its hardness, negatively impacts productivity and, ultimately, the R/ton cost. Also, this higher ash coal has been found to not be suitable for gasification purposes by Sasol Synfuels. The minimum mining height of 1.8m was imposed due to the fact that below this height there is a significant reduction in productivity. Also, due to equipment constraints, horizon control is more difficult below 1.8m. These high ash, thin seam and low DAFV areas have been identified by generating geological models based on borehole logs and associated coal analyses.

Technical and economic factors for determining prospects of economic extraction.

The long-term coal price projection discussed in Section 11.3 has been considered in the support of the prospects of economic extraction for the coal resources in the future.

Resource Classification

Sasol follows the SAMREC guidelines for the determination of resources. Measured resources are those resources for which the drill hole spacing is generally less than 350 m (>8bh/100Ha); whilst Indicated resources generally have a borehole density of between 4 and 8 bhs/100Ha. The table below indicates that Sasol has only Measured and Indicated resources, which are eventually converted to either Proved or Probable reserves, with the application of modifying factors.

Table of Drill Hole Spacing Analysis

COLLIERY	PARAMETER	BH/100 HA
Shondoni No 4 Seam	Thickness	12.0
	Ash	10.9
Mooikraal	Thickness	10.2
	Ash	9.7
Bosjesspruit	Thickness	10.7
	Ash	8.7
Syferfontein	Thickness	18.5
	Ash	13.3
Alexander	Thickness	9.2
	Ash	8.9
Twistdraai Thubelisha	Thickness	11.0
	Ash	10.6
Impumelelo No 4 Seam	Thickness	8.7
	Ash	8.4
Impumelelo No 2 Seam	Thickness	6.4
	Ash	5.6
Block 2 South No 4 Seam	Thickness	5.9
	Ash	4.0
Block 2 South No 2 Seam	Thickness	8.1
	Ash	5.5
Block 3 South	Thickness	4.4
	Ash	4.1
Shondoni No 2 Seam	Thickness	6.2
	Ash	4.5

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26 Borehole density Borehole density plot indicating borehole spacing within 350 m Coal Resource Statement A techno-economic review of the Number 2 Seam at Shondoni and Impumelelo Collieries was conducted during the year. The review determined that these assets previously classified as Probable Reserves, should be reclassified as Indicated Resources. This is primarily due to the cost of capital associated with accessing these assets, as well as the current coal quality requirements of Sasol Synfuels.

sasol

Reserve block	Resource classifications	Gross in situ Coal Resources (mt)	Heat Value (air dry) basis MJ/kg	Average Inherent Moisture Content %	Sulphur (air dry basis) %	Volatile Matter (air dry basis %	Ave ROM Cash Cost Real (R/t)	**Ave Sales Price** Real **(R/t)**
Shondoni Colliery C2	Indicated	61	17,7	3,4	1,3	22,8	533	735
Impumelelo C2	Indicated	383	20,5	3,3	0,8	20,5	533	735

Uncertainty in estimates of Mineral Resources

Mining of any deposit necessitates that many intrinsic and extrinsic risks have to be considered. These risks include political and environmental regulations; economic factors and geological considerations. Cognisance must be taken of any uncertainties in the resource information that may impact the tonnages, qualities and mine ability of a deposit. The accuracy of any resource estimate is dependent on the accuracy of the data collated at the various stages of the exploration cycle, and it is thus essential that proper standards are adhered to, and all information is verified before being safely stored. It is also important to routinely review the applicable standards to ensure compliance with changing regulatory requirements.

Source	**Degree of Uncertainty**		
	Low	**Medium**	**High**
Exploration	Well established protocols in line with industry and Sasol standards.	Uncertainty with relation to integrity of borehole information acquired from external companies, especially gold mines. Information from gold mines not utilised for quality models.	
Sampling method	Standard sampling protocols applied.	Where recovery of coal is <100%, then borehole is not utilised.	
Sample preparation & analysis	Independent offsite accredited lab.	Uncertainty with relation to older boreholes relating to preparation and analyses.	
Quality assurance & quality control	Lab is SANAS accredited and procedures follow industry standards. Re-tests are conducted where uncertainty exists.		
Data verification	Each borehole core is measured and compared against the driller's logs. All boreholes are photographed and images stored in database for reference. Electronic data loggers have some built in	Some uncertainty with relation to external boreholes, mostly in mined out areas. Re-drills are sometimes conducted to test uncertainties.	

27

sasol

	validations to ensure integrity. Geophysics only utilised when uncertainties arise.		
Database	Data validation occurs before any information is uploaded into the database. Questionable data is discarded.		
Geological modeling	Annual reconciliation of model to previous model by mine/project geologist. QP reviews and approves model prior to further utilization.		
Cut-off criteria (Cut-off grade and metallurgic recovery)	Nominally 40% (AD) ash with 100% yield.		
Mining methods	Well established bord and pillar mining method.		
Costs	Long operating history with documented costs.		
Prices	Coal is dedicated to the integrated Sasol value chain and is used as part of the CTL process.		

Additional Commodities or Mineral Equivalent.

- There are no other commodities or minerals of interest within the Sasol Mining rights areas.

Comments from QP

Sasol has in place detailed protocols governing the logging and sampling of vertical boreholes. The use of an external accredited laboratory ensures analytical integrity, as does the quality assurance and quality control (QA/QC) protocols applied to both physical and analytical data prior to compilation in the database. A rigorous peer reviewed annual update of the geological models ensures adherence to standards.

Sasol has adequate exploration data to determine coal resources. Apart from a comprehensive vertical borehole database, the geological interpretations are supported by complementary exploration methods. These include surface aeromagnetic data, surface directional drilling conducted by 3 in-house rigs, as well as underground horizontal drilling. This exploration work allows for the drilling for structure, coal thickness, and quality information, along with fault line delineation. Consequently, it is the opinion of the QP that there are no current geological or technical factors that are likely to influence the prospect of economic extraction.

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29 11.Mineral Reserve Estimates Section 229.601(b)(B96)(iii)(B)(12)(1-vi) Definitions, Key assumptions and Parameters Definitions for coal reserves: probable coal reserves and proved coal reserves, set forth in the Regulation S-K subpart 1300, promulgated by the SEC. We consider the following criteria to be pertinent to the classification of the reserves: Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than proved coal reserves. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500m, although in some areas it may extend to 800m. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content. Proved reserves are those reserves for which the drill hole spacing is generally less than 350m, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. Mineable In Situ Tonnes (MIST) is the in situ available tonnes remaining in the layout from the XPAC model. It is exclusive of diluting materials and allows for the losses that may occur when the coal is mined. It refers only to that part of the coal seam that will be mined, either the full seam or a selective part of the seam. The geological discount factor must be applied. The Extractable In Situ Tonnes (EIST) are the air-dried, extractable coal tonnes, excluding contamination and superficial moisture, taking into account the coal from development and high extraction mining. Run of Mine Tonnes (ROM) is the scheduled tonnes for the mine to the end of life of the mining area after all geological losses, mining losses, mining dilution, contamination and moisture content factors have been applied. Contamination tonnes is extraneous material unintentionally added to the practical mining horizon as a result of mining operations. Superficial Moisture tonnes is the expected moisture added to the ROM product, expressed on mass basis, and derived as total moisture minus inherent moisture. Coal reserves are estimated taking all the above modifying factors into account. Reserve estimation is done annually as at 31 March instead of as at 30 June to accommodate internal control processes and approvals. The differences between reserves as at 31 March and as at 30 June are primarily attributable to the mining of proven reserves in the relevant three-month period. The conversion of resources to reserves at Sasol Mining considers the projected coal prices and operating costs, regulatory compliance requirements, and quality considerations to determine if the saleable coal product will be economically mineable. The Life of Mine (LOM) plan is compiled within the Sasol Mining boundaries, where Sasol has the approved Mining rights. The design of an executable mine plan that accommodates the planned mining equipment and provides a safe work environment is also considered. The reserve estimates quoted in this report are on an as delivered basis with the point of reference being the shaft exit. A minimum mining height of 1.8m, together with a maximum ash of 40% AD was utilised in the reserve determination.

Estimates of Mineral Reserves

Tables 11.1 and 11.2 represent the reserve estimates for the various areas where Sasol is in possession of the mining rights in Secunda and Sasolburg. Table 11.3 provides the average qualities for the reserves within those areas. Cost and sales price per ton is in real terms.

Reserve area	Gross in situ coal resource (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable reserves (Mt)	Beneficiated yield (%)	Proved/ probable	Ave ROM Cash Cost (Real) (R/t)	Ave Sales Price (Real) (R/t)
Shondoni colliery, number 4 seam	339	45	58	56	115	100	Proved	533	735
Bosjesspruit colliery	89	6	47	55	27	100	Proved	533	735
Bosjesspruit colliery	38	2	9	45	12	100	Probable	533	735
Syferfontein colliery	344	55	78	62	124	100	Proved	533	735
Alexander Block	498	100	74	46	107	100	Proved	533	735
Alexander Block	—	—	—	—	16	100	Probable	533	735
TwistdraaiThubelisha colliery	496	95	46	51	202	P30,S44	Proved	533	735
Impumelelo number 4 seam	657	99	89	52	192	100	Proved	533	735
Block 2, South number 4 seam	363	98	49	54	123	100	Probable	533	735
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable	533	735
Block 3 South	141	38	19	57	52	100	Probable	533	735
Total Secunda area	**3 098**				**1 015**				

Table 11.1 Coal Reserve Estimations in Secunda

Reserve area	Gross in situ coal resource (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable reserves (Mt)	Beneficiated yield (%)	Proved/ probable	Ave ROM Cash Cost (R/t)	Ave Sales Price (R/t)
Sigma Mooikraal	153	13	33	52	19	100	Proved	993	1 217
Total Mooikraal	153				19				

Table 11.2 Coal Reserve Estimations in Sasolburg

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Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Shondoni mine	Wet	4.3	n/a	Assigned	Steam	20.91	0.9
Bosjesspruit mine	Wet	4.0	n/a	Assigned	Steam	19.31	0.8
Syferfontein mine	Wet	4.8	n/a	Assigned	Steam	22.56	0.9
Twistdraai, Thubelisha shaft	Wet	4.4	n/a	Assigned	Steam	20.78	1.1
Impumelelo, Block 2, number 4 seam.	Wet	3.7	n/a	Assigned	Steam	18.89	1.3
Block 2 South, number 4 seam	Wet	4.1	n/a	Unassigned	Steam	18.20	1.2
Block 2 South, number 2 seam	Wet	3.6	n/a	Unassigned	Steam	17.40	0.7
Block 3 South	Wet	3.6	n/a	Unassigned	Steam	21.90	0.7
Alexander	Wet	4.5	n/a	Unassigned	Steam	21.57	0.8

Table 11.3 Coal qualities of the various reserve areas

Cut-off Grades

All coal included in the LOM plan meet the minimum requirements with relation to ash and thickness (<40%AD and >1.8m) respectively. As such, all coal mined is deemed to meet the quality requirements of Sasol Synfuels.

Prices for Sasol's internal markets are based on agreed long-term transfer price contracts which governs the calculation of the prices. These prices are calculated based on the production cost for the specific financial year for each of the 5 years in the budget period, which is also the base starting point of the technical report. For the internal Secunda market, the production cost is recovered plus a return on invested capital, divided by sales tons to arrive at the price per ton for each of the financial years in the budget period. The contract price for the Sasolburg market is based on production cost with an additional fixed percentage margin, divided by sales tons for each of the financial years in the budget period. The budget period used as base was FY26 – FY30, these budgets go through different review processes and is approved at Board level. Long term prices for Secunda Operations and Infrachem is based on the year 5 price calculated in the budget escalated by PPI for every remaining year.

Prices used (R / ton)

	2026	2027	2028	2029	2030
Internal Secunda market price	760	823	786	782	911
Internal Sasolburg market price	1 179	1290	1 327	1 410	1587

Mineral Reserve Classification

Modifying factors are the considerations that a qualified person applies to indicated and measured mineral resources to convert to reserves. The reserves indicated in Tables 11.1 and 11.2. reflect the application of modifying factors to indicated and measured resources. The reserves reported are exclusive of resources.

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32 Risk Factors There is a thorough understanding of the geological complexities at the various Sasol collieries due to the extensive exploration that has been carried out, together with the knowledge gained from recent mining. The various major geological conditions are well defined, and other factors which could materially affect the reserve have all been addressed. Whilst there may be minor changes due to data integrity, changing assumptions, and interpretation, the impact of these is not expected to have a material impact on the reserve estimates or qualities. As 90% of the coal mined by Sasol is utilised internally by Sasol Synfuels, the issue of coal pricing volatility is not expected to have a material impact on the viability of the reserves. Once the planned discontinuation of coal exports ins completed, 100% of the coal will be utilised internally. Cognisance, however, must be taken of external factors that may have a material impact, including changes in laws and regulations, and natural disasters. Comments from QP Given Sasol Mining’s long history of mining in the Secunda and Sasolburg areas, there is a thorough understanding of the complexities of the deposit, as well as the optimal manner in which to extract the coal. The mineral reserves of Sasol are part of the business planning process, utilising modifying factors derived from historical data. The fact that all of the coal produced is intended to be utilised by Sasol as part of its integrated value chain mitigates the risks associated with coal pricing volatility. 12.Mining Methods Section 229.601(b)(B96)(iii)(B)(13)(1-v) The predominant mining technique for Sasol Mining is the bord-and-pillar method with secondary extraction where applicable (depends on surface restrictions, safety factors and type of rock in the roof). The bord-and-pillar method uses a continuous miner, shuttle cars (three per section), a roof bolter and a feeder breaker. There is a specific cutting sequence to allow for ease of tramming the machinery, ventilation flow and support of cut faces. The Sasol Mining pillar extraction method (Nevid Mining) utilises the same equipment as the bord-and-pillar method. Supporting of the roof for breaker lines, is done prior to the cutting of the pillars. Wooden poles are inserted as a temporary support mechanism after pillar extraction. Sasol Mining has recently implemented Walk on Walk off sections (WoWO’s) which is an adaptation of the standard bord-and-pillar method but utilizing two continuous miners, four shuttle cars and two roof bolters in one production section. This has been implemented to assist in managing system constraints in delivery and supporting future business flexibility when pit room becomes available (in essence, the one continuous miner is always cutting, while the other continuous miner is being prepared for cutting, resulting in limited down times). The bord and pillar method of mining is best suited to mine the coal reserve at Sasol Mining due to the horizontal tabular nature with a seam thickness ranging from 1,8 to 5 m and found at a shallow depth of less than 300 m. The bords are typically at a width of 7,2m however this varies due to the geotechnical considerations of the specific panel. Geotechnical modelling The aim of geotechnical modelling is to give an overview of the methodology for mine design as required in the MHSA (Mine Health and Safety Act) Reg14.1.(8). Sasol Mining adopts a risk-based approach to pillar design. Sasol Mining complex consists of a variable geotechnically environment and various risk factors to be included in the design. The purpose of design applied is to ensure a safe macro environment for the mine’s operational life.

33 The panels are developed and scheduled on a risk-based approach and divided in tertiary, secondary and primary panels. A design is done on each panel through an approved Mine Stability Assessment (MSA) tool that will be discussed. To protect underground operations and personnel, the following factors shall be considered in combination: • Required life of excavation; • Consequence of loss of excavation; • Likelihood of pillar failure occurring; • Potential for sudden and cascading failure should pillars become overloaded; • Potential for predicted pillar strength to be invalidated through geological structure and / or mining error; and • Gas outburst associated with high inherent gas pressure within the coal seam. In addition to the above, the following shall be considered when protection of surface infrastructure and/or land use is required: • Sensitivity of structure to be undermined and consequence of damage; • Predicted severity of subsidence should pillar failure occur; • Likelihood of exposure of persons to structural instability and / or surface cavities; and • Uncertainty with regards to geological structure and/or mining error of inaccessible areas. Mine stability assessment (MSA) system The Mine Stability Assessment system is a computer-based system which has risk-based pillar design and subsidence criteria built in. As part of the first level risk assessment, conducted when drafting each Section Plan, the MSA is completed to ensure controls are correctly specified. The MSA enables a layout to be assessed against rock engineering design principles and ensures hazards are “flagged” and provides proposed solutions for each flag. The Section Plan is only approved when flags have been addressed and signed off by the relevant person. The MSA system is based on rock engineering criteria and multi-disciplinary inputs regarding pillar safety factor and subsidence calculations and likelihood and impact of the unwanted event. The intent of the system is not to replace the issue-based risk assessment process but rather to assist in flagging and escalating scenarios where such an assessment may be required. The procedure to be followed in the event of a flag being raised is described within the system itself. The system does not replace any responsibilities described within this Code of Practice (COP) in terms of identifying scenarios where additional assessment may be required. The design criteria are specified in the following section. The tool evaluates the Probability (P1 to P7) of failure in relation to the potential Impact (I1 to I7) once failure does occur.

34 The final risk rating is summarized using the approved Sasol 7 x 7 Risk Matrix for each risk within the macro stability of the mine. See figure 12.1 below. Figure 12.1: Sasol Mining 7 x 7 Risk Matrix The risk level outcomes of MSA in the summary consists of: • Underground stability: Barrier pillars; • Underground stability: In-panel pillars; • Subsidence risk; and • Land surface cavity risk. Methodology and criteria for in-pillar and inter panel pillar design The competent person shall define appropriate design controls for a geotechnical area. Ensuring Appropriate Design: MSA system.

Pillar parameters in a Macro Design Environment

The following table stipulates the parameters to ensure that in-panel and barrier pillars are aligned with ground conditions. Pillar design shall meet both.

Risk Based Pillar Design Guideline						
	Burnt Coal or Abnormal Loading		**Joint or Fracture Zone**		**Normal Ground**	
Parameters	Width to height ratio	Safety Factor	Width to height ratio	Safety Factor	Width to height ratio	Safety Factor
In-Panel Pillar Design Standard						
Primary Development or ≥10 years planned life	≥5	≥2	≥4	≥1.8	≥3.75	≥1.8
Secondary Development or ≥5 years planned life	≥4	≥2	≥3.75	≥1.8	≥3.75	≥1.6
Standard Tertiary Panels	≥4	1.6	≥3.75	1.6	≥3.75	1.6
Shallow mining: Depth ≤60m	Width to height ratio >4. Safety Factor calculation not valid. Risk assessment on crown failure likelihood and consequences of subsidence.					
Long life pillar and surface protection	Minimum width to height ratio 5 and safety factor 2. Optimisation of the design may only proceed following a multi-disciplinary risk assessment on failure probability, consequences and agreement on mitigation measures.					
Short life Tertiary Panels: side wall support required	Do not plan short life pillars		Max required life 6 2months		Max required life 18 months	
			≥3.75	1.4	≥2.5	1.4*
***SHORT LIFE PILLARS: ISSUE BASED RISK ASSESSMENT AND FORMAL SIGN OFF REQUIRED** Pillar collapse expected at an undetermined time. Land Management must consider this. No water storage without a risk assessment and formal sealing strategy due to possible failure. Risk assessment required if pillar width is less than 10m and declare Special Area to ensure continuous monitoring.						
Pillar Extraction Panels	Do not plan for Pillar Extraction		>5	1.8	>4	1.6
Bottom Coal Panels SF > 1.4 after mining of floor is completed	Do not plan for Bottom Coaling		Do not plan for Bottom Coaling		6 (pre-bottoms)	2 (pre-bottoms)
	No floor coal mining underneath surface structures and at overburden depths more than 120m.					
Barrier Pillar Design Standard						
Primary and Secondary development	≥8	>2	≥8	>2	>6	>2

Table 12.2: Risk based pillar design guideline

The purpose of the above table is to maintain pillar stability during the operational life of excavation, while maximising extraction. Where stability is required post mine closure, the above parameters may not be valid and therefore require a formal issue-based risk assessment to assess the consequence of failure.

The methodology explained is relevant to the design of the macro environment of ground management and does not cover the risk management approach in micro-environment, namely excavations and support control in the underground work areas.

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36 The methodology and guidelines could be reviewed in future, and potential adjustments will be evaluated by an independent third party and captured in the Sasol Mining Mandatory Code of Practice to combat fall of ground accidents in underground coal mines. Subsidence considerations Since subsidence has and may potentially occur in the areas that may impact structures, environmental features, or culturally significant sites. A management plan has been put into operation to address this. Maintenance requirements are determined through two primary methods: • Subsidence monitoring; and • Field surveying. Subsidence monitoring is performed using field surveying Lidar surveyors coupled to hill-shade modelling tool to define any surface deformation. Field surveying consists of opportunistic observation, and systematic surveying is done for all mining panels identified for higher extraction prior to and after mining has been completed. Opportunistic observation occurs through communication with surface owners and personnel working around the subsidence panels, such, exploration crews, drilling contractors and surveying personnel. Surface cracking and surface deformation through subsidence is noted and communicated to the colliery responsible for rehabilitation post final subsidence settlement. A 5-tier approach is applied to any surface subsidence • Surface monitoring o Pre-mining and Post mining survey o Lidar survey with detailed modelling • Subsidence analysis • Subsidence impact analysis • Free draining analysis • Crack analysis Mitigations are selected to determine the most appropriate cost effective and sustainable mitigation action ensuring compliance to the approved EMP. Subsidence within the operational cycle is rehabilitated as part of ongoing operation and are budgeted for as such. Subsidence that occurs post mining within a defunct mine is catered for in the Mine Closure Financial Provision. Ventilation considerations Methane is the main hazardous gas released during the mining process. The mine ventilates the underground mine works by utilizing fans installed on the surface of an exhaust system. To reduce the risk of an ignition of flammable gas and to ensure the inertisation of coal dust to prevent the ignition and/or propagation of a coal dust explosion, the code of practice for Prevention of Flammable Gas and Coal Dust Explosions and Lamproom Practice is adhered to. Other underground ventilation controls used include walls, seals, tubes, curtains, regulators, auxiliary fans, etc. The operation follows the approved ventilation plan by the statutory Ventilation Officer and Mine Manager to control hazardous gas and dust. The approved plan defines the minimum required air quantity for different mining methods, per location and frequency of methane tests, etc. The monitoring and tracking system, air

37 courses and escape ways are updated routinely on the mine map. The air survey and ventilation model are used to assess any ventilation and mine plan changes. Hydrological modelling During the design and planning of a mine, from an environmental perspective, an impact prediction assessment is conducted to understand the impacts that will be associated with mining throughout the mine’s life. The impact assessment conducted for the life of the mine is subdivided into construction phase, operational phase and closure phase. This impact assessment and prediction is informed by GNR267 i.e. the regulation regarding the procedural requirements for water use license application (WUL(A) - a document which is usually a becomes a compass for the mine in terms of compliance with authorised uses as outlined in the National Water Act, Act No.36 of 1998) as well as the Best Practice Guidelines which give guidance to the whole water management chain. From a hydrology and groundwater viewpoint, the following is undertaken as part of gathering baseline information: • geochemical models; • groundwater flow and mass transport (pollution) models; • storm water runoff models; • water and salt balances; • wetland impact models and • cumulative impact prediction/ blending simulation models. To compile the models, a comprehensive set of data is usually required. The data gathering commences at the planning stage of the mine. The data that is gathered, although usually sparse during mine planning stage, aids with conceptualization of the underlying groundwater environment and setting up the models. The outcome is usually a very crude model, with low confidence levels in terms of accuracy. The accuracy levels improve over time during the operational phase of the mine and closure phase. The latter two phases allow for more data gathering, calibration and refinement of the models, therefore the degree of error is adjusted with more model calibrations. These models do not just assist with the understanding of the hydrological impacts associated with mining, but the associated infrastructure that aids with operating the mine, e.g. water balance and protection of water resources. Considering that mining-related impacts on the water resources are not bound by legislative or mining boundaries, Sasol Mining undertook a consolidated water aspect-related closure strategy to ensure that accurate, integrated, and holistic assessments can be made whereby each of the potential impacts on inter alia the water resources have been adequately identified, quantified, monitored and modelled. Through the collective development and implementation of the mentioned water-related strategy, in alignment with the methodologies and procedures advocated in the Best Practice Guidelines, Sasol Mining will be able to quantify the predicted impacts, mitigation, or management measures within the respective catchments or management areas to a high and defendable level of certainty, both site-specifically and cumulatively to support the financial provisioning and consolidated application for mine closure at the required time. Other mining considerations Due to an increase in geological complexity over time, visible in the number of structures open and not being mined, Sasol Mining has taken the decision to increase the number of operation stonework production sections to 32. The conventional mining process followed is making safe, loading broken rock, supporting, marking off, drilling, charging and blasting based on a cyclical approach.

Mine design principles applied

- Plan shafts on the most level and elevated surface area to aid water drainage and limit flooding possibilities.
- Place shafts in competent overburden preventing / limiting placement in deep soft material.
- Incline shafts not to cross under water courses.
- Shaft size determined by:
  - Ventilation requirements
  - Equipment size
  - Accommodating infrastructure requirement.
- Practicable shaft placement preferably in middle of mine reserve with 4 primaries extending outwards.
- Push the primary development.
- Shaft placement preferably near main surface infrastructure, i.e. access roads, water, power.
- Overland conveyor route where possible on farm boundaries with minimum crossings along water courses (preferable at perpendicular angles).
- Plan second access road to mine site.

Production profile

Below is a 10 year forward view of production from the various internal Sasol coal sources.

Production ROMt_SMOG FY26	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34	FY35
Shondoni	5,003,904	4,737,615	4,897,178	6,108,726	6,387,250	6,442,966	8,319,464	8,190,085	8,174,733	8,233,750
Bosjesspruit	4,908,677	4,615,628	3,697,318	3,399,036	2,062,002	0	0	0	0	0
Impumelelo (4 Seam)	4,119,195	4,521,154	5,209,323	5,873,959	5,940,003	5,871,278	5,870,421	5,731,144	5,871,290	5,963,187
Syferfontein Total	8,687,750	8,717,200	9,096,250	10,178,000	10,500,000	9,500,000	9,000,000	8,500,000	8,500,000	8,500,000
Thubelisha ROM Total (incl. Vaalkop)	8,556,464	8,419,605	8,163,877	10,229,285	10,134,315	10,500,000	9,219,944	8,590,283	8,405,807	7,982,951
Alexander Block 2	0	0	0	0	0	1,000,000	1,500,000	2,500,000	3,000,000	3,000,000
Alexander Block 3	0	0	0	0	0	0	0	0	0	500,000
Total	31,275,990	31,011,202	31,063,946	35,789,007	35,023,569	33,314,244	33,909,829	33,511,512	33,951,831	34,179,888

Table:12.3 10-year forward view of planned Secunda production profile

Below is a 10 year forward view of production from the various coal source for Sasolburg.

Production ROMt FY26 - Sasolburg	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34	FY35
Sigma - Mooikraal	1,211,595	1,204,519	1,234,311	1,236,015	1,195,786	1,223,302	1,240,490	1,227,971	1,230,316	1,161,739
Total	1,211,595	1,204,519	1,234,311	1,236,015	1,195,786	1,223,302	1,240,490	1,227,971	1,230,316	1,161,739

Table:12.4 10-year forward view of planned Sasolburg production profile

The beneficiation of Twistdraai Thubelisha coal for export market ceased at the end of financial year 2025. From financial year 26 onwards coal will be destoned for and supplied to the Secunda Operations market.

Based on the available reserves Sasol Mining will continue to extract coal up to 2050, based on a coal demand of between 35 to 40 Mt per annum from Sasol Synfuels.

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39 Productivity Production capacity management consist of 3 integrated areas Figure 12.5: Capacity planning The short-term forecasting is based on capacity assurance (CA) process of independently determining the monthly production targets per section to meet the forecasting demands as required by the business for a given period. An effective target is the proposed productivity that a section can achieve in each period, considering relevant constraints such as ground conditions and day-to-day operational inefficiencies, but excluding unforeseen major events leading to production loss. The process follows an integrated approach involving multiple departments, which includes geology, rock engineering, survey, Integrated Planning and colliery management. The process is repeated on a monthly rolling cycle, utilizing three-month historical information and a six-month forward view. In the medium to longer term, the approach to productivity is based on the demonstrated capacity process, which determines the production potential based on machine types and ground conditions. Demonstrated capacity excludes operational inefficiencies, but includes approved major shutdowns, section moves, and planned maintenance activities. The process is repeated on a biannual basis, drawing on historical data for the previous six months.

Thubelisha		Syferfontein		Shondoni		Bosjesspruit		Impumelelo	
	DC Target		DC Target		DC Target		DC Target		DC Target
	t/cm/s		t/cm/s		t/cm/s		t/cm/s		t/cm/s
HM37	**1,560**	MC470	**1,550**	HM37	**1,500**	HM37	**1,500**	HM31/37	**1,290**
HM37 with 16T cars *(50)* East	**900**	MC430	**1,420**	Walk off Walk on Section	**2,000**	HM31	**1,500**	South reserves (17)	**950**
Hard inorganics (15, 39, 85) South area	**1,420**	Walk off Walk on Section	**2,015**			Sarel Cilliers reserve (19)	**1,170**	West area (46)	**1,050**
Walk off Walk on section	**2,020**					Walk off Walk on Section	**2,000**		
						Hard Inorganics	**1,250**		
Ground condition reduction factors		**Ground condition reduction factors**		**Ground condition reduction factors**		**Ground condition reduction factors**		**Ground condition reduction factors**	
Bad	**0.71**	Bad		Bad	**0.71**	Bad	**0.75**	Bad	**0.60**
Moderate	**0.85**	Moderate	**0.88**	Moderate	**0.85**	Moderate	**0.90**	Moderate	**0.75**

Table:12.6 Demonstrated capacity target utilized

Mining dilution

The expected dilution from mining extraneous non-coal roof and floor material is listed in the table below. No dilution is planned for Mooikraal as, due to the thick seam, both the roof and floor comprise coal of a similar quality.

COLLIERY	DILUTION	CM'S
Shondoni No 4 Seam	Avg Roof Cut	3.33
	Avg Floor Cut	3.87
Shondoni No 2 Seam	Avg Roof Cut	0.00
	Avg Floor Cut	5.00
Bosjesspruit	Avg Roof Cut	7.55
	Avg Floor Cut	11.66
Syferfontein	Avg Roof Cut	10.00
	Avg Floor Cut	26.00
Alexander	Avg Roof Cut	0.00
	Avg Floor Cut	8.72
Twistdraai Thubelisha	Avg Roof Cut	3.25
	Avg Floor Cut	5.50
Impumelelo No 4 Seam	Avg Roof Cut	3.50
	Avg Floor Cut	5.00
Impumelelo No 2 Seam	Avg Roof Cut	0.00
	Avg Floor Cut	5.00
Block 2 South No 4 Seam	Avg Roof Cut	0.00
	Avg Floor Cut	5.00
Block 2 South No 2 Seam	Avg Roof Cut	0.00
	Avg Floor Cut	5.00
Block 3 South	Avg Roof Cut	0.00
	Avg Floor Cut	4.32
Mooikraal	Avg Roof Cut	0.00
	Avg Floor Cut	0.00

Table:12.7 Dilutions applied

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41 Mining Recovery Extraction rates vary across the complex and is dependent on a variety of factors including the depth from surface, surface infrastructure and rock engineering considerations due to the use of bord and pillar mining. Where it is feasible and safe to do so, high extraction mining is conducted to increase the recovery rates. Mining recovery ranges from +/- 30 percent. Rehabilitation and backfilling Sasol Mining is an underground mining operation so no surface backfilling will occur, the only rehabilitation is upon mine closure when the land impacted by mining will be rehabilitated to blend with existing topographic features. Sasol Mining does not utilize backfilling as an underground support strategy. Underground Development Capital is annually provided in the rolling capital plan to support the development of critical underground and surface infrastructure in support of sustainable coal mining. Permanent trunk conveyors are installed to support the optimal conveyance of mined coal out of the colliery linking to surface coal conveyance infrastructure which transports it to a central coal stockyard. Surface shaft complex structures, ventilation shafts and inclines are designed and constructed to transport men and materials to and from underground workings, to allow for coal conveyance from underground (inclines) and to serve as intake and return airways for the mine (ventilation shaft). Major production equipment Below is a list of major production equipment utilised to ensure continuous mining operations underground per colliery, which vary in age and modernity. This equipment is maintained using a reliability centred maintenance approach which defines short-, medium- and long-term maintenance interventions in support of the useful life of the Secunda and Sasolburg mining operations. This approach is also followed with regards to all conveyor systems and processing plants.

Equipment type	Syferfontein	Thubelisha	Impumelelo	Shondoni	Bosjesspruit	Sigma	Grand Total
Continuous Miner	15	13	11	13	7	6	65
Shuttle Car	40	37	25	36	18	16	172
Roofbolter	17	21	13	22	14	11	98
Feeder/Feeder Breaker	16	20	10	13	6	10	75
Belt Feeder				2	7	8	17
Crusher/Sizer	1	12	6	10	6	7	42
Face drill	5	7	7	9	3		31
Horizontal drill	2	2	3	4	1		12
Jet/Force Fan	27	24		30	16	29	126
Stone duster	7	7		1	2	1	18
Front End Loader	5	4	6	4	2	2	23
Grader	2	2	3	2	2	1	12
LHD	31	33	28	31	26	9	158
Tractor	24	42	37	36	31	13	183
LDV	144	130	120	132	102	82	710
Transport Truck			1		2	8	11
Utility Vehicle	12	14	12	20	4	2	64
Forklift	3	5	3	5	4	7	27
Transformer	106	27	34	35	12	59	273
Switchgear	19	27	22	29	14	6	117
Ventilation Fan	13	7	4	6	8	3	41
Substation		24	38	66	93	18	239
Winder Installation		2	2	4	4		12
Grand Total	**489**	**460**	**385**	**510**	**384**	**298**	**2526**

Table:12.8 List of major production equipment

Emp Group	Bosjesspruit	Impumelelo	Shondoni Colliery	Syferfontein	Twistdraai Colliery	Sigma	Technical Services, Surface Services	SCS, Destoning Plant	Training, Other	Grand Total
SP	174	179	197	208	200	68	342	110	3	1481
MSP	260	261	304	353	329	111	123	148	85	1974
Operators	738	798	998	1110	1056	353	230	253	438	5974
Grand Total	**1172**	**1238**	**1499**	**1671**	**1585**	**532**	**695**	**511**	**526**	**9429**

Table:12.9 Personnel Employed

To ensure consistent daily running of operations, Sasol Mining employs 8 407 permanent employees, mostly hired from the surrounding communities. Mooikraal Colliery in Sasolburg employs 532 of these employees, with the remainder being deployed at the Sasol Mining Secunda operations. Sasol Mining also makes use of about 687 hired labour employees. Service provider employees are also brought in to support the operations, with about 7 645 service provider employees used for various tasks and roles across all operations.

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43 Safety The focus of safety is to ensure a sustainable future for our people, planet, assets and services, whilst achieving ZERO harm. We govern, enable, optimize and improve the execution of our SHE practices in operations through the provision of procedures and systems to enable and effectively implement the Sasol Mining requirements for risk, incidents and assurance to reach our goal of sustainable zero harm through a proactive risk event prevention culture. Final planned complex outline The plan indicates the mined and future planned mining for the Secunda complex. Figure 12.10: Mined and future planned mining for Secunda complex

44 The plan indicates the mined out and future planned mining for the Sigma – Mooikraal complex. Figure 12.11: Mined and future planned mining Mooikraal complex Comments by QP Sasol utilises Continuous Miners (CM’s) to mine the coal utilising the bord and pillar method of mining. This method of mining has proven to be effective across the deeper coal mines in South Africa. Given Sasol Mining’s long association with this type of mining in the area, the risks and opportunities are well understood. 13.Processing and Recovery Methods Section 229.601(b)(B96(iii)(B)(14)(i-iv) Export Plant Sasol took the decision to cease processing coal for the export market and subsequently the Twistdraai Export Plant was repurposed to a destoning plant at the end of FY25. This was done to improve the quality of coal being supplied to Sasol Synfuels. ROM coal is transferred by belt conveyors from Thubelisha Shaft, 25km east of Secunda towards Bethal town, along the N17, to Twistdraai Export Plant (TEP) for beneficiation. The ROM coal is first sized in a 2,200 t/h screening and crushing plant. The sized coal is then stacked on six 30,000-ton longitudinal stockpiles for blending and homogeneity.

45 Beneficiation Plant The beneficiation plant is a two part washing plant, consisting of separate beneficiation of coarse coal and fine coal, with a maximum throughput capacity of 10.5 Mt per annum. ROM coal is reclaimed from the stockpiles to the beneficiation plant, via a bridge scraper reclaimer at a rate of 1,500t/h. The ROM coal is then delivered to three primary bins at a capacity of 500tph per module. The primary beneficiation plant consists of three identical models, each further divided into two identical streams. Thus, there are six streams in the primary plant. All modules are conventional gravity fed cyclone systems. The feed goes through a screening circuit where coarse coal is separated from fines and ultra fines. The screened coarse coal flows into mixing boxes, where it is combined with cyclone medium at the pre-determined medium to ore ratio, and then gravitates into the Dense Medium Separation (DMS) cyclones for beneficiation into primary product and primary rejects. The primary rejects will be disposed of at the Mine Residue Deposition Facility. The product from the primary operation is produced for blending with the synthetic fuels feedstock at Sasol Coal Supply (SCS). The ultra fines are thickened and disposed of at the Mine Residue Deposition Facility; whilst water is recovered back to the process. The fine coal (0.8 – 4.75 mm) is sent to the fines cyclones to be beneficiated to the required Sulphur content. The beneficiated fine coal can then be routed to SCS or alternatively to the beneficiated fine coal stockpiles. The rejects form the fines cyclone streams are disposed of at the Mine Residue Deposition Facility. The main consumables for coal beneficiation at Twistdraai Export Plant are electricity, magnetite and process water. The projected annual consumption is 63 000 MWhr of electricity, 14-18 000 tonnes of magnetite, and 1380 megalitres of water. The plant operates 24 hours a day, seven days a week, for 363 days per year. Planned maintenance is scheduled for 20 hours per week, comprising of individual modules undergoing maintenance for eight hours per week, plus a weekly 12-hour plant-wide shut down for common services. Twistdraai Export Plant comprises of a total staff complement of 168 personnel with no projected changes in the required personnel. Quality Control Quality control is considered fundamental to Twistdraai Thubelisha’ s performance, the complete process having been designed around the quality control concept, employing the latest pseudo-intelligent technologies available to the current market. To ensure agreed quality compliance, there are sample stations on the raw coal stockpile feed, the coarse coal product, fine coal product and the SCS product conveyor. The plant has an on-site laboratory to assess coal qualities which include ash and moisture from proximate analysis as well as particle size distribution and washability. The use of pre-blending stockpiles for the raw coal and continuous sampling of the feed to each stockpile means that proactive action can be taken to ensure product quality compliance and optimize the plant’s operation.

46 Production Twistdraai Thubelisha produces coal for both Sasol’s own use in synthetic fuels manufacture and for export thermal-coal markets, mainly for overseas markets, until the end of FY25. From FY26 onwards, the export of thermal coal will cease, and all Thubelisha produced coal will be destoned at the Twistdraai Export Plant and supplied to Secunda Operations for synthetic fuels manufacturing. Current and projected resource requirements Thubelisha Shaft was one of the first new replacement mines and was commissioned in May 2012, replacing Twistdraai East, West and Central Shafts. From FY26 the shaft will supply feedstock to the Twistdraai Export Plant, where the coal will be destoned before it is supplied to Sasol’s Secunda Operations. Thubelisha shaft has a nominated capacity of between 8,0 - 9,7 million tons of coal per annum (Mtpa). The shaft will sustain approximately 1 500 jobs at the Twistdraai Thubelisha Colliery and 168 at Twistdraai Export Plant with no anticipated major changes in materials resource requirement projections. It must be noted that the useful life of the plant is not determined only by age but also by factors such as economic viability and strategic considerations. Sasol Coal Supply Plant SCS extracts coal from the surface bunkers which are fed through a conveyor belt system from Impumelelo, Shondoni, Bosjesspruit, Syferfontein, Isibonelo and from FY26 destoned coal from the Twistdraai Export Plant. The rate of pulling coal ranges from 1 500 t/hr to 2 800 t/hr. Coal goes through crushers and screens for sizing, which is followed by stacking process, using six stackers, i.e. three at our East plant and three at the West plant. The stackers have a capacity to stack at a rate of 1 800 t/hr. As a coal blending facility, we rely heavily on stable qualities which is driven by the ash content of <29,5, a -6,3 mm fine coal particle and sinks <13 Relative Density (RD) of 1,95. We also focus on the reclaiming process which can only take place once the heaps have been stacked according to the blend specifications. Our six reclaimers being three at the eastern and three at the western plants, feed the SO Coal Processing bunker at a rate of 1 800 t/hr, using a three conveyor belts system. The three conveyor belts at each plant (i.e. West and East) are also used to convey coal to the SO Coal Processing system. We mostly utilise our main belt to convey coal as it can convey at a higher capacity, as well considering the benefit of conserving energy. As the main belt undergoes maintenance, the two small capacity conveyors run the feed to SO Coal Processing. A dust suppression system is in place which only utilises dirty water. This system ensures the separation of processed water from drinkable water. These dust suppression systems have been installed at transfer chutes and on the sides of Strategic and Live stockpiles. Comments by QP The repurposing of the export plant to a destoning plant to supply processed coal to Synfuels will ensure better quality coal supply with less variability. Monthly reconciliations are recommended to ensure that the reconfigured plant can provide coal with the envisaged qualities.

47 14.Infrastructure Section 229.601(b)(B96(iii)(B)(15) Sasol Mining has five underground collieries situated around Secunda in Mpumalanga and one underground colliery situated in the Free State near Sasolburg; all interconnected by the South African roads network. The coal mined by these underground collieries is supplied to the Sasol Operations, both in Secunda (see Figure 13.1) and Sasolburg (see Figure 13.2), by conveyor systems. Figure 14.1: Sasol Mining operations infrastructure layout in Secunda

48 Figure 14.2: Sigma-Mooikraal infrastructure at Sasolburg Coal produced by Twistdraai Thubelisha Colliery, one of the five collieries around Secunda, will be destoned at the Twistdraai Export Plant from FY26 onwards and the product and the micro fines are pumped via pipelines into a slurry dam. All the coal produced by Sasol Mining’s coal to liquids (CTL) mines in Secunda (see Figure 13.1), is delivered to the central bulk materials handling facility at SCS (see Figure 13.3) via a network of conveyors where coal received from the different mines is mixed into a blend optimised for gasification at Sasol’s Secunda Operations plant. SCS consists of a large strategic stockpile (2.0-million-ton capacity) and six live stockpiles (120-thousand-ton capacity each).

sasol


SYNFUELS EAST
ISIBONELO
THUBELISHA
SYFERFONTEIN
Sampling Plant
East Sending
XRF 3000
EXPORT PLANT
SYNFUELS WEST
XRF 6
XRF 5
XRF 4
XRF 2000
West Sending
XRF 3
XRF 2
XRF 1
BOSJESSPRUIT
East Extraction
SHONDONI
Services
SCS MAIN OFFICE
Water
Roads
Electricity
Buildings
Dams
MIDDELBULT
IMPUMELELO
BRANDSPRUIT
West Extraction

Figure 14.3: SCS infrastructure layout

The blended coal is stockpiled onto the live stockpiles with stackers and reclaimed with drum reclaimers as a live coal feed into the SO plant. The large coal stockpile serves as buffer capacity to the SO plant to ensure a continuous coal supply during emergency situations or when a mine's supply is interrupted during extended planned shutdowns.

Sasol Mining also has the following surface infrastructure established to support its mining operations both in Secunda and Sasolburg:

- Riaan Rademan Training Academy (RRTA) for technical and mining skills development situated at the old Twistdraai Central in Secunda.
- Various accommodation facilities in and around Secunda and Sasolburg for employees.
- Management office complexes, warehouses, surface workshops, security buildings, on-site medical clinics, used assets storage yards, main ventilation shafts and fans, sewerage treatments plants, men and material winding plants and electrical substations.
- Roads, powerlines, dams, fine coal facility, pipelines etc.
- Overland and Shaft incline conveyor systems.
- Coal stockpiles and coal bunkers.

49

50 This section highlights Sasol Mining’s infrastructure which also supports the logistics networks to and from various suppliers of equipment and material. Sasol Mining is a mature operation established to mine coal as the primary feedstock into the Secunda Operation plant at Secunda and the steam station in Sasolburg. The infrastructure is adequately designed and built to support Sasol Mining achieving the expected production and safety, health and environmental (SHE) related targets at all the mines and plants. Infrastructure Development Capital is annually provided in the rolling capital plan to support the development of critical underground and surface infrastructure in support of sustainable coal mining. Permanent trunk conveyors are installed to support the optimal conveyance of mined coal out of the colliery linking to surface coal conveyance infrastructure which transports it to a central coal stockyard. Surface shaft complex structures, ventilation shafts and inclines are designed and constructed to transport men and materials to and from underground workings, to allow for coal conveyance from underground (inclines) and to serve as intake and return airways for the mine (ventilation shaft). Underground coal conveyance infrastructure Permanent 1500 or 1800 trunk conveyors, depending on coal conveyance, are planned to be installed up to 3 sections conveyors from the furthest production sections and linked to the operational control room to support the optimal conveyance of mined coal out of the colliery linking to surface coal conveyance infrastructure which transports it to a central coal stockyard. Figure 14.4: Underground coal conveyance

51 Surface roads and coal conveyance infrastructure Mined coal is transported by surface coal conveyance infrastructure and sometimes by road to the central coal stockyard for blending prior to being reclaimed and sent to the customer Figure 14.5: Surface roads and surface coal conveyance

52 Surface shafts and ventilations shafts actual and planned infrastructure Surface shaft complex structures, ventilation shafts and inclines are designed and constructed to transport men and materials to and from underground workings, to allow for coal conveyance from underground (inclines) and to serve as intake and return airways for the mine (ventilation shaft). Figure 14.6: Surface infrastructure 15.Market Studies Section 229.601(b)(B96)(iii)(B)(16)(i-iii) Coal mined by coal to liquid underground mines in Secunda and Sasolburg is supplied to Sasol Operations, in Secunda and Sasolburg Operations in Sasolburg. The Export Business and its exit Sasol has been producing thermal coal for the export market for almost thirty years. This is coal produced at the Twistdraai/Thubelisha mine and beneficiated at the TEP. Sasol’s P58 export coal has been a high-demand niche product with both traders and end-users due to its consistency and quality specifications. Its major markets are currently Asia and the Far East, with limited volumes exported to

53 Europe. The decision to repurpose TEP to a destoning facility implied the termination of coal beneficiation for export. TEP is planned to terminate operations as an export beneficiation facility by 30 June 2025. The last of the export tons has been produced by this date. The export business achieved sales of 2,27 million tons in FY25. Leasing of Entitlement post the exit from exports Sasol Mining will retain its interest as a shareholder at Richards Bay Coal Terminal (4,29% shareholding at RBCT), and its associated Transnet Freight Rail (TFR) entitlement (translating to 2,7 million ton/annum as Sasol’s proportion). The RBCT and TFR entitlements will be leased to two existing RBCT shareholders for a period of 12 months commencing on 1 August 2025, at a lease fee linked to international coal prices (the API4 index). During the 12 months Sasol Mining will reassess its future utilisation of the coal export entitlement. 16.Environmental Management, Closure, Decommissioning and Agreement with Local Groups Section 229.601(b)(96)(iii)(B)(17)(i-vii)Sasol Mining appoints an Environmental Assessment Practitioner (EAP) for: • The compilation of a Legal Framework to identify which environmental authorisations e.g. water use licenses, listed activities and/or waste licenses are required and prepare the application documents for these applications. • The execution of baseline surveys (specialist studies) and documentation thereof as discipline specific reports. • The compilation of environmental impact assessments. • The formulation of impact management (mitigation) measures. • The consultation with authorities and stakeholders; the project will involve public participation in terms of NEMA. • The compilation of the Environmental Management Programme (EMPr), Environmental Impact Assessment (EIA), Integrated Water Use License Application (IWULA), including Integrated Water and Waste Management Plan (IWWMP) and Water Licenses Applications (WLs), if required. • Assessing comments from proponent and authorities on all documentation (incl. any supporting documentation). • The final submission of the EMPr, EIA, IWULA, including (IWWMP) and WL and other relevant technical documents.

54 The following identified specialist studies are conducted by the appointed EAP: Methodology used in determining and rating the nature, significance, consequences, extent, duration and probability of potential environmental impacts and risks: Impact Assessment Methodology: Impact rating: The impact assessment methodology that is used during environmental impact assessments undertaken for Sasol Mining consists of two phases namely impact identification and impact significance rating. Risks and impacts are identified based on a description of the activities to be undertaken. After risks and impacts have been identified, a numerical environmental significance rating process is undertaken that uses the probability of an event occurring and the severity of the impact as factors to determine the significance of a particular environmental impact. The significance rating process follows the established risk and impact assessment formula: Where And The severity of an impact is determined by taking the spatial extent, the duration and the severity of the impacts into consideration (Table 16.1). • Geology • Climate • Surface topography • Land capability • Flora • Fauna • Surface water • Flood line determination • Groundwater • Wetlands (detailed assessment) • Air quality • Noise • Cultural and archaeological sites • Sensitive landscapes • Visual aspects • Socio-economic • Surface infrastructure • Source directed measures • Surface mine water balance • Underground water balance • Soil utilisation and surface rehabilitation • Underground water quality • Surface and groundwater monitoring system • EIA and EMP compilation • Compatible information systems • Public participation • Integrated water use license applications • Waste license (if required) Significance = Consequence x Probability Consequence = Intensity + Extent + Duration Probability = Likelihood of an impact occurring

55 Table 16.1: Criteria for determining the severity of the environmental risk (as per NEMA Regulations): The probability of an impact is then determined by the frequency at which the activity takes place or is likely to take place and by how often the type of impact in question has taken place in similar circumstances (Table 16.2). The consequence of an environmental impact is evaluated using the severity criteria and probability rating. The total scores for probability and severity are then used to determine the impact rating according to the Sasol risk matrix (Figure 12.1).

56 Table 16.2: Impact Assessment Parameter Ratings Severity score Impact rating Severity rating description Extent Duration/Reversibility Probability rating Probability or likelihood of the risk occurring 21-22 I7 Very serious loss or damage to biological or physical resources or highly sensitive environments. Prolonged and serious disputes with community, resulting in serious disruptions and potential project cancellations. National Will affect the entire country. Permanent: The impact is irreversible, even with management and will remain after the life of the project. P7 Almost certain: It is most likely that the impact will occur. >80% probability. The event may occur at least once a year. 19-20 I6 Serious loss or damage to biological or physical resources or highly sensitive environments, limiting ecosystem function. Prolonged and serious disputes with community, causing disruptions to operations, significant project delays and additional investment to resolve. National Will affect an entire province. Beyond project life: The impact will remain for some time after the life of the project but is reversible with management. P6 Likely: The impact may occur. 50 - 80% probability. The event may occur within the next 1 to 2 years.

57 Severity score Impact rating Severity rating description Extent Duration/Reversibility Probability rating Probability or likelihood of the risk occurring 17-18 I5 Serious loss and/or damage to physical or biological resources or moderately sensitive environments. Serious community disputes that require urgent management attention to resolve and additional investment, or failure of a major community project. Regional Will affect the entire province or region. Project Life (>15 years): The impact will cease after the operational life span of the project and can be reversed with sufficient management. P5 Possible: Has occurred here or elsewhere and could therefore occur. 20 – 50% probability. The event may occur once every 2 to 5 years. 14-16 I4 Moderate loss and/or damage to physical or biological resources or moderately sensitive environments. Numerous community complaints that have the potential to cause disruption if not resolved in a timely fashion, or delay of a major community project. Local Local extending to surrounding residential areas. . Long term: 6-15 years and impact can be reversed with management. P4 Low: The event has a 10 – 20% possibility of occurring. The event may occur once every 5 to 10 years.

Severity score	Impact rating	Severity rating description	Extent	Duration/Reversibility	Probability rating	Probability or likelihood of the risk occurring
10-13	I3	Moderate loss and/or damage to biological or physical resources of low to moderately sensitive environments. Infrequent community complaints that can be resolved with timely management action and minimal investment	Limited Limited to the immediate surroundings of the site.	Medium term: 1-5 years and impact can be reversed with minimal management.	P3	Very unlikely: Has not happened yet but could happen once in the lifetime of the project, therefore there is a possibility that the impact will occur. 5 - 10% probability. The event may occur once in every 10 to 20 years.
5-9	I2	Minor loss and/or effects to biological or physical resources or low sensitive environments.	Site Limited to the site.	Short term: Less than 1 year and is reversible.	P2	Highly unlikely / None: Expected never to happen. 1 - 5% probability. The event may occur once in every 20 years.
>5	I1	Minor to no loss and/or effect to biological or physical resources.	Very limited/Isolated Limited to specific isolated parts of the site.	Immediate: Less than 1 month and is completely reversible without management.	P1	Unforeseen: The event has a 0 – 1% probability of occurrence. The event may occur within the next 20 years.

Impacts are rated prior to mitigation (inherent rating) and after mitigation has been applied; post-mitigation is referred to as the residual risk rating. The significance of an impact is determined and categorised into one of seven categories (the descriptions of the significance ratings are presented in Table 16.2). It is important to note that the pre-mitigation rating takes into consideration the activity as proposed, (i.e., there may already be some mitigation included in the engineering design). If the specialist determines the potential impact is still too high, additional mitigation measures are proposed.

Following the identification and significance ratings of potential impacts, mitigation and management measures is incorporated into the EMPr.

58

59 Generic impacts identified for Sasol Mining -please note there are mitigation measures in place for the possible impacts: • Decrease in groundwater recharge. • Dust generation. • Since high extraction of coal is done (bord-and-pillar, followed by stooping), there is a possibility that subsidence and / or fracturing may occur. • The topography may be affected if subsidence and/or fracturing occur as a result of the high extraction underground mining. • In the event of any spillages in or around the surface land use areas soils could become polluted with hydrocarbons, if not mitigated. • As a result of the high extraction underground mining methods used, subsidence and/or fracturing may occur; this may further result in the settling of soils on the surface impacting the soils in the surrounding area. Soils may also become more susceptible to erosion as a result of subsidence and/or fracturing and the resulting altered water flow regimes (groundwater and surface water). • Land capability could be affected by the impacts on soils (degradation of soils as a result of changes in water quality and/or as a result of spillages). • If the groundwater levels are altered as a result of the abstraction of groundwater for the safe continuation of mining, this may influence potential land use. • Subsidence and/or fracturing may occur as a result of the high extraction mining methods. Where subsidence and / or fracturing occurs, this may prevent the continued use of the affected land for its current purpose. In such a case the land use will alter to an alternative appropriate land use for the affected area. • Surface water quality may be impacted on during heavy rainfall events, if not mitigated. Coal particles may be picked up by water from the emergency ROM stockpile (if in use), compromising the quality of the runoff water. • Groundwater may need to be removed from the underground mining area in order for safe mining to take place or because of high extraction. A cone of depression will be created as a result of this extraction, which may affect the surrounding area, if not mitigated. • Groundwater quality may be affected by point and linear sources of pollution on the proposed mine, if not mitigated. Such sources may include pollution control dams, dirty water management areas, ROM stockpiles, the conveyor belt and roads. Water infiltrating from such areas may carry pollutants to the groundwater, if not prevented / mitigated. • Groundwater flow paths will be affected by the removal of coal and rock for the continuation of mining. The alteration of geological strata and thus groundwater flow paths is necessary and unavoidable if mining of coal is to be undertaken at the proposed site. • Sites of archaeological and cultural interest may be affected if subsidence and/or fracturing occur as a result of the high extraction mining method. Subsidence and / or fracturing may damage or destroy sites of archaeological and cultural interest, if not prevented / mitigated.

60 • Surface land use areas, especially areas previously disturbed, will be prone to the establishment of invader plant species. Invader plant species may become established if not monitored and limited. • Decrease in water quality can occur as a result of breaches in dirty water management structures and infrastructure, leaks in pipelines, or as a result of poorly stored waste materials. • The possibility of decanting within the mine boundary area exists post closure. Water monitoring at Sasol Mining The following water monitoring is done as stipulated by the environmental licenses to operate, i.e., water use (WU) authorisations, EMPr, permits, etc. The data is stored in the dedicated database. Reports as are submitted to Government Departments as per license conditions. • From a groundwater perspective the following is monitored: • The shallow groundwater regime consisting of weathered Karoo rocks, associated with perched aquifer extending to a depth of 15 m. • The deep aquifer system associated with hard fractured Karoo rocks i.e. sandstone and dolerite of the Karoo. • The unnatural groundwater system which is being developed as the mining progresses. It resulted from mining of coal and has changed the hydrodynamics of the coal mined area. Monitoring of groundwater levels using a dip meter and quality sampling is conducted on a quarterly and bi-annual frequency respectively. • Surface water quality up and down-stream of mining infrastructure. • Water quality stored in the various pollution control dams. • Bi-annual biomonitoring. Environmental license to operate The following is a list of the Sasol Mining EMPrs which includes an environmental impact assessment: • Shondoni EMPr • Bosjesspruit EMPr • Sasol Coal Supply (SCS) EMPr • Twistdraai Export Plant (TEP) EMPr • Syferfontein EMPr • Syferfontein Block IV EMPr • Thubelisha EMPr • Impumelelo EMPr • Sigma Mooikraal EMPr • Brandspruit EMPr - mine in decommissioning phase • Twistdraai EMPr - mine in decommissioning phase • Middelbult EMPr – mine in decommissioning phase • Sigma Defunct - mine in decommissioning phase Site monitoring and water management are covered in the approved EMPr. The EMPr is prepared to enable the company to comply with relevant legal requirements. Sasol Mining is also required to have water use authorisations (WUA). Shondoni, Bosjesspruit, Syferfontein, Thubelisha, Impumelelo, Mooikraal WUAs have been approved. SCS has applied for renewal of WUAs and is in consultation/discussion with the Department of Water and Sanitation (DWS).

61 Sasol Mining operational areas are ISO 14001 certified. Sasol Mining operational areas are subject to regulatory audits and inspections. Controls are in place to ensure compliance with legal and other requirements through audits and inspections. Mine Closure and Decommissioning This section provides a consolidated overview of the closure and rehabilitation strategies employed by Sasol Mining, in alignment with South African regulatory frameworks governing environmental management, financial provisioning, and decommissioning. It provides details of statutory obligations, closure planning, cost estimates and provisions for long-term environmental liabilities. Closure planning is carried out in accordance with the Mineral and Petroleum Resources Development Act (MPRDA) and relevant environmental legislation such as the National Environmental Management Act (NEMA). Sasol Mining is required to prepare detailed Closure Plans, supported by Environmental Risk Assessments (ERAs), which define site-specific closure objectives, post-mining land use, infrastructure decommissioning, and remediation of residual impacts. A typical Closure Plan includes an introduction to the mine and closure objectives, followed by the legal and regulatory framework guiding the process. The plan details the mine’s operational history, regional environmental context, closure goals, post-mining land use, and risk assessments – including underground stability. It also presents the management plan, implementation progress, financial provisions, and final environmental audits. Contracts, stakeholder participation, and ongoing monitoring and maintenance are also addressed. Sasol Mining has initiated closure proceedings at its Sigma, Brandspruit, Middelbult, Twistdraai operations and in respect of the unrehabilitated pit previously used to extract coal for coal gasification tests in Limpopo, with assessments underway to align with closure objectives. Financial Provisioning In compliance with the Financial Provision Regulations, 2015 (as amended), Sasol Mining conducts annual closure cost assessments for all operations in Mpumalanga (Secunda), Free State (Sasolburg), and Limpopo (Waterberg District). These assessments include rehabilitation measures described in the Annual Rehabilitation Plans (ARPs), final rehabilitation and decommissioning activities guided by Closure Plans and Environmental Risk Assessments (ERAs), and the identification and remediation of any latent or residual environmental impacts. The closure cost estimate also includes all activities associated with the demolition and rehabilitation of the mining footprint after operations cease. The current calculated closure liability for Sasol Mining amounts to R2,2 billion (undiscounted R6,9 billion). Financial provision is secured through a combination of trust funds and/or bank guarantees, ensuring compliance with the MPRDA. To ensure accuracy and regulatory alignment, Sasol Mining appointed Jones & Wagener Engineering & Environmental Consultants, an independent environmental consultancy, to review and update the closure cost estimate. This review is conducted annually to ensure accuracy of estimates. The mine closure assessment was conducted in accordance with Regulations 53 and 54 of the MPRDA and NEMA requirements. An itemised infrastructure register, developed in accordance with approved Environmental Management Programmes (EMPs) and relevant legislation, supports accurate tracking of decommissioned structures and cost estimation.

62 Concurrent rehabilitation activities have been implemented and completed at most defunct Sasol Mining operations, reducing final closure liabilities and supporting long-term sustainability goals. Annual closure cost updates account for changes in infrastructure, realistic rehabilitation activities, and escalated contractor rates reviewed on a three-year cycle. The financial provision is audited annually and submitted to the DMPR, which oversees compliance until Closure Certificates are issued. Agreements with Local Groups All South African mining companies are obligated to have a Social and Labour Plan (SLP) in place in order to foster upliftment of the local communities in both the social and financial spheres. The SLP’s for the both the Secunda complex and Mooikraal, were renewed at the start of FY26 for an additional 5 years, after which they will be further renewed. Sasol has committed to spending R156m and R28m in Secunda and Mooikraal respectively over the next 5 years, as part of this SLP commitment. At Sasol, we acknowledge the socio-economic need to proactively develop, support and contribute to the sustainability of Small, Medium and Micro Enterprises (SMMEs) as well as firms owned by Historically Disadvantaged Persons (HDPs), particularly in the areas where we operate. We leverage our supply chain to advance this transformation imperative, thereby ensuring the integration of SMMEs and HDP-owned firms into the mainstream of our business. Comments from QP The QP believes that the current approach to environmental compliance, permitting, and community impacts is generally appropriate and does not raise any concerns at this time regarding the reporting of Resources or Reserves. 17.Capital and Operating Costs Section 229.601(b)(96)(iii)(B)(18)(i-ii) The technical report represents the reserve base owned by Sasol Mining (Pty) Ltd and therefore the Life of Mine (LOM) cash flows include cash flows associated with the sale of produced coal. Currently Sasol Mining also purchases coal to supplement production and cash flow associated with purchased coal is excluded. Operating expenditure (OPEX) is estimated on a first principles budget process, applying known costs to mine planning and layouts together with maintenance norms and schedules. This is estimated at R381,28 bn in real terms. The average cash cost per sales ton in real terms over the Mineral Reserve derived LOM plan equates to R530,20 / ton. Stay in Business (SIB) capital expenditure (CAPEX) was estimated on the basis of the annual February (2025) 10-year capital budget. Long term capital budgets were used and where this information was not available capital budgets were determined by using ratios according to production. The LOM CAPEX is estimated at R81,01 bn up to 2050 in real terms, based on proven reserves. The CAPEX relates to coal reserve development, surface and underground infrastructure and related development, mining fleet replacement and other site SIB projects. The total Mine Closure liability is included in the Balance sheet. The total liability estimated at FY25 year end is R2,2 billion (discounted) and R6,9 billion (undiscounted).

Operating cost (Real terms)

Item	Unit	Total LOM
Operating costs		
Mining Cost	R bn	381,28
Total Operating costs	R bn	381,28
Sustaining Capital	R bn	81,01

The cost estimates used to establish coal reserves are generally estimated according to internal processes that project future costs based on historical actuals and expected future trends. These operating costs are estimated at a 90% level of accuracy and no contingency is applied. The estimated costs include mining, processing, transportation, taxes, and other mining-related costs. Sasol's estimated mining costs reflect projected changes in prices of consumable commodities (such as steel), labour costs, geological and mining conditions, targeted product qualities, and other mining-related costs. Major components of operating cost are labour cost (salaries, overtime, bonusses) operating cost (materials, picks, roof support etc.) maintenance cost (machine / equipment) and utilities.

Capital costs undergo a thorough annual review, ensuring they consider historic spending patterns and future expectations. Consequently, no contingency is applied to these estimates. The estimated capital costs are estimated at a feasibility level of accuracy.
The official capital and operational plans were used for the next few years (5 years for operational cost and 10 years for capital). The official group assumptions relating to the relevant indices were used for the official planning periods as well as the LOM.

Actual cost for the previous 5-year period (Nominal terms):

Rm	2021	2022	2023	2024	2025
Labour cost	4 837	5 720	6 658	6 793	6 816
Operating cost	2 660	2 913	4 872	4 775	4 835
Maintenance cost	3 077	3 514	4 038	4 193	4 580
Utilities	869	955	1 058	1 228	1 417
Other	1 784	2 074	891	1 052	978
Historical production cost (cash)	**13 227**	**15 177**	**17 518**	**18 041**	**18 627**
Historical development cost (capital)	2 704	2 553	2 978	2 954	3 567
Total cost	**15 931**	**17 730**	**20 496**	**20 995**	**22 194**

Projected cost for the next 5 years (Real Terms):

Rm	2026	2027	2028	2029	2030
Labour cost	7 157	7 489	7 633	7 694	7 622
Operating cost	4 745	4 758	4 731	4 774	4 752
Maintenance cost	4 182	4 453	4 942	4 977	4 736
Utilities	1 717	1 723	1 767	1 663	1 632
Other	183	142	115	111	117
Future production cost (cash)	**17 984**	**18 564**	**19 118**	**19 218**	**18 858**
Future development cost (capital)	5 238	7 192	6 658	6 564	6 039
Total cost	**23 222**	**25 756**	**25 846**	**25 781**	**24 896**

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64 Risk Assessment The estimated cash flows will be impacted if risks such as failure to manage relationships with our stakeholders; failure to adopt and implement legislation; inability to optimally monetize underground reserves; as well as safety and health risks materialize which may affect our ability to conduct our operations effectively. Please see Item 3D of Form 20F for a detailed analysis of risks faced by Sasol. At Sasol, systems and processes are in place, monitored and improved upon, to ensure our compliance with laws and regulations applicable to Sasol and its obligations up and down the value chain. Risks are also tracked and action plans to address the mitigation of these risks are regularly monitored. Sasol Mining has been mining in Secunda and Sasolburg for more than 50 years and, as such, has a substantial operating history and good understanding of capital and operating costs. Since mining operations will continue in the same coal fields and with planned mining conducted in the same manner as historical mining, there is little risk associated with the specific engineering estimation methods used to arrive at projected capital and operating costs. Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, production and productivity for mining areas in the LOM plan. The forecasted costs are considered reliable and is consistent with industry practice. A record of the forecast and budget costs is maintained, allowing for an assessment of the alignment of the forecast and actual costs. 18. Economic Analysis and Risk Factors Section 229.601(b)(96) (iii)(B)(19)(i-iv) Key assumptions. Parameters and methods include the following: • The Sasol Mining Board approved the Business Plan for the Coal Reserve 2026, which was used as base for the calculation. • Cash flows represent produced coal sales for proven reserves. • Approved capital budgets were used as base, with LOM capital being determined by using ratios linked to the production tons. • Coal transfer prices to customers are based on current contracted terms and escalated with PPI for the long term. Form more information, refer to section 11. • Royalties are calculated based on the royalty formula sourced from the approved business plan; longer term royalties are calculated using an average of royalty 1.91% of cashflows over time. • Income tax of 27% is the current statutory tax rate for South Africa. • 10% discount rate was applied as per Financial Accounting Standards Board Statement 69 (FAS 69). • Coal is used for internal consumption in Sasol, with the Internal Rate of Return and payback period of capital not considered to be key performance indicators. Cashflow and NPV (R bn) : Sales volume (ROM) 719.12 Future cash inflows 527.88 Future production cost (Cash cost) (381.28) Future development cost (Capital) (81.01) Cash flow before Tax 65.59 Tax payable (27%) (17.71) Undiscounted future net cash flow 47.88 10% annual discount for timing of estimated cash flow 34.62 Standardised measure of discounted future net cash flows 13.26

Using the above assumptions, a discounted cashflow of R13,26 billion is achieved over the LOM using a 10% discount rate in real terms.

	2026	**2027**	**2028**	**2029**	**2030**	**2031 to LOM**
Sales Volume ROM (Mt)	30,88	30,55	30,35	35,00	33,91	558,43
Production volume (Mt)	30,88	30,55	30,35	35,00	33,91	558,43
Future cash inflow (Rm)	23 939	23 936	21 228	22 872	25 474	410 434
Royalty tax (Rm)	(490)	(358)	(387)	(457)	(676)	(19 427)
Future production cost (Rm)	(17 984)	(18 564)	(19 188)	(19 218)	(18 858)	(287 471)
Future dev cost (capital) (Rm)	(5 238)	(7 192)	(6 658)	(6 564)	(6 039)	(49 332)
Cash flow before tax (Rm)	**718**	**(1 820)**	**(4 618)**	**(2 910)**	**578**	**73 641**
Tax payable (27%) (Rm)	(194)	491	1 247	786	(156)	(19 883)
Undiscounted future net cash flow (Rm)	**524**	**(1 329)**	**(3 371)**	**(2 124)**	**422**	**53 758**
10% annual discount for timing of estimated cash flow (Rm)		**(121)**	**(585)**	**(528)**	**134**	**35 725**
Standardised measure of discounted future net cash flows (Rm)	**524**	**(1 208)**	**(2 786)**	**(1 596)**	**288**	**18 033**

Sensitivities on the cash flows were calculated by changing the discount rate:

- NPV @ 5% = R24,66 bn
- NPV @ 10% = R13,26 bn
- NPV @ 15% = R7,20 bn

With the coal being destined for internal Sasol use, changes in commodity price or yield are not considered in the sensitivity study. Sensitivities were hence only conducted on the cash flows by considering varying discount rates.

Risk Factors

Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position.

Changes in environmental, health, safety and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position.

We are subject to risks associated with litigation and regulatory proceedings.

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66 We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination, and industry and value chain-related operational interruptions. Constraints in the supply of water and electricity, utility cost increases in excess of inflation, as well as poor infrastructure may impact our operations. Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit. Conclusions: The various exploration activities conducted over the years have contributed to a detailed understanding of the ore body, allowing for optimal section deployment. Given Sasol Mining’s long history of mining in Secunda and Sasolburg, utilising the same mining method (bord and pillar) and mining equipment (continuous miners) over that period, there is a thorough understanding of the challenges and opportunities in the process. Sasol Mining has acquired the necessary environmental, legal and mining permits to ensure it can continue to mine. The necessary capital has been made available to ensure both infrastructure and equipment is acquired timeously to continue with mining activities. 19.Glossary • Directional Drilling: directional drilling is conducted from surface. The borehole starts off vertically and the rods are then steered, or directed, to the horizontal direction, enabling the drillers to access the coal seam and follow the seam. • Horizontal Drilling: horizontal drilling is a form of drilling conducted in underground environments parallel to the coal seam in order to detect structural impediments. • Aeromagnetic Surveys: an aeromagnetic survey is a method of geophysical prospecting, which makes use of airborne geophysical surveying gauges installed in an aircraft at a certain flight height to acquire magnetic field strength from the subsurface. • Geophysical Wireline Surveys: wireline surveys determine physical properties in and beyond the wall of a borehole by devices attached to a cable, or wireline. • Mineral reserve: economically mineable part of a measured or indicated (or both) resource at the stated point of delivery. • Run of Mine (ROM) (AR) : tonnage and coal quality, at a specified moisture content, contained in the coal seam or section of the coal seam, at the practical mining height, which is expected to be recovered after all geological losses, de-rating for previous mining activities, mining losses dilution factors, contamination factors, and moisture correction factors have been applied.

67 • Gross In Situ Tonnages: Tonnages and coal quality at the in situ thickness, at specified moisture content, contained in the coal seam above the minimum thickness cut-off, depth cut-off, after de-rating for previous mining activities and the application of the relevant coal quality cut-off parameters, as defined by the competent person that is shown to have reasonable prospects for eventual economic extraction, in terms of seam geometry, structure and coal quality. 20.Consent of Qualified Person I, Viren Deonarain, a Sasol Mining employee, with 30 years experience and a member of SACNASP, in connection with the Technical Report Summary for Sasol Mining Pty Ltd, dated 30 June 2025, as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to Sasol Limited’s annual report on Form 20-F for the year ended 30 June 2025 and any amendments or supplements and/or exhibits thereto (collectively, the Form 20-F) pursuant to subpart 1300 of Regulation S-K promulgated by the US Securities and Exchange Commission, consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; and • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. I have relied on information provided by other experts as indicated in introduction for the following: • Property and Rights Description • Mining Methods • Processing Plants and Recovery Methods • Infrastructure • Market Studies • Environmental Studies – Environmental license to operate • Closure and Decommissioning • Agreements with Local Groups • Capital and Operating Cost • Economic Analysis • Risk Factors

21. Reliance of information provided by the Registrant

Sasol Mining considers the below individuals as the subject matter expert, given their role in the organization for their respective areas of responsibility. These individuals are all Sasol Mining employees.

Name	Title	Section that reliance is being placed upon
Paul Cronje	Senior Manager Rights & Properties Mining	Property Description and Mining rights
Garth Truter	Senior Manager Mine Planning Short and Medium Term	Mining methods
Welile Kheswa	Senior Manager Export Plant	Processing Plant - Export
Almon Mshiywa	Senior Manager Sasol Coal Supply	Processing Plant - SCS
Veli Sibiya	VP Technical Services	Infrastructure
Nasir Hassan	Senior Manager Marketing	Market Studies – Export
Gail Nussey Vos	Senior Manager SHE Environment	Environmental Management
Jacques du Plessis	Senior Manager Mine Closure	Mine Closure and Decommissioning
King Nkambule	Manager Mining SLP & Mineral Charter	Agreement with Local Groups
Johan Steyn	Senior Manager SHE Rock Engineering	Rock Engineering
Diederik de Swardt	Senior Manager Mining Strategies	Processing Plant - Destoning
Arthur Nkosi	VP Finance Mining (acting)	Capital, Operating cost and Economic Analysis
Nzama Baloyi	VP Safety, Health & Environmental	Risk Factors

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